     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1996

                                                 REGISTRATION NO. 333-
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ---------------------

                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                             ---------------------

                           MILESTONE HEALTHCARE, INC.
             (Exact name of registrant as specified in its charter)

             DELAWARE                            8099                           75-2592398
 (State or other jurisdiction of     (Primary Standard Industrial            (I.R.S. Employer
  incorporation or organization)     Classification Code Number)           Identification No.)

                            2501 CEDAR SPRINGS ROAD
                                SUITE 600, LB15
                              DALLAS, TEXAS 75201
                                 (214) 871-9600
              (Address, including zip code, and telephone number,
       including area code, of registrant's principal executive offices)

                                CHARLES L. ALLEN
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                            2501 CEDAR SPRINGS ROAD
                                SUITE 600, LB15
                              DALLAS, TEXAS 75201
                                 (214) 871-9600
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                             ---------------------
                                With Copies to:

           J. KENNETH MENGES, JR., P.C.                         FREDERICK W. KANNER, ESQ.
     AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.                      DEWEY BALLANTINE
                1700 PACIFIC AVENUE                            1301 AVENUE OF THE AMERICAS
                    SUITE 4100                                  NEW YORK, NEW YORK 10019
                DALLAS, TEXAS 75201                                  (212) 259-8000
                  (214) 969-2800

                             ---------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.
                             ---------------------
    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /
                             ---------------------
                        CALCULATION OF REGISTRATION FEE

=============================================================================================================
                                                                          PROPOSED MAXIMUM
                                             AMOUNT      PROPOSED MAXIMUM     AGGREGATE
TITLE OF EACH CLASS OF                        TO BE       OFFERING PRICE      OFFERING        AMOUNT OF
SECURITIES TO BE REGISTERED               REGISTERED(1)    PER SHARE(2)       PRICE(2)     REGISTRATION FEE

- -----------------------------------------------------------------------------------------------------------

Common Stock, $.001 par value........... 2,875,000 Shares      $12.00        $34,500,000       $11,897
=============================================================================================================

(1) Includes an aggregate of 375,000 shares that the Underwriters have the option to purchase from the Company to cover over-allotments, if any.

(2) Estimated pursuant to Rule 457(a) solely for the purpose of calculating the amount of the registration fee.

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(A), MAY DETERMINE.
================================================================================

                           MILESTONE HEALTHCARE, INC.

                  CROSS-REFERENCE SHEET FURNISHED PURSUANT TO
                   ITEM 501(B) OF REGULATION S-K AND RULE 404

      ITEM NUMBER AND CAPTION IN FORM S-1                     CAPTION IN PROSPECTUS
      -----------------------------------                     ---------------------
  1.  Forepart of the Registration Statement and
      Outside Front Cover Page of Prospectus....    Outside Front Cover Page
  2.  Inside Front and Outside Back Cover Pages
      of Prospectus.............................    Inside Front and Outside Back Cover Pages
  3.  Summary Information and Risk Factors......    Prospectus Summary; Risk Factors; The
                                                    Company
  4.  Use of Proceeds...........................    Use of Proceeds
  5.  Determination of Offering Price...........    Outside Front Cover Page; Underwriting
  6.  Dilution..................................    Dilution
  7.  Selling Security Holders..................    Principal and Selling Stockholders
  8.  Plan of Distribution......................    Outside Front Cover Page; Underwriting
  9.  Description of Securities to be
      Registered................................    Description of Capital Stock
 10.  Interests of Named Experts and Counsel....    *
 11.  Information with Respect to the
      Registrant................................    Outside Front Cover Page; Prospectus
                                                    Summary; Risk Factors; The Company; Use of
                                                    Proceeds; Dividend Policy; Capitalization;
                                                    Dilution; Selected Financial Data;
                                                    Management's Discussion and Analysis of
                                                    Financial Condition and Results of
                                                    Operations; Business; Management; Certain
                                                    Transactions; Principal and Selling
                                                    Stockholders; Description of Capital
                                                    Stock; Shares Eligible for Future Sale;
                                                    Financial Statements
 12.  Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities...............................    *

- ---------------

* Omitted from the Prospectus because item is inapplicable or answer is in the negative.

***************************************************************************
*                                                                         *
*  Information contained herein is subject to completion or amendment. A  *
*  registration statement relating to these securities has been filed     *
*  with the Securities and Exchange Commission. These securities may not  *
*  be sold nor may offers to buy be accepted prior to the time the        *
*  registration statement becomes effective. This prospectus shall not    *
*  constitute an offer to sell or the solicitation of an offer to buy     *
*  nor shall there be any sale of these securities in any State in which  *
*  such offer, solicitation or sale would be unlawful prior to            *
*  registration or qualification under the securities laws of any such    *
*  State.                                                                 *
*                                                                         *
***************************************************************************


                   SUBJECT TO COMPLETION, DATED JULY 26, 1996

PROSPECTUS

                                2,500,000 SHARES

                                   MILESTONE
                              H E A L T H C A R E
                                  COMMON STOCK
                             ---------------------

     Of the 2,500,000 shares of Common Stock offered hereby, 2,100,000 shares are being offered by MileStone Healthcare, Inc. ("MileStone" or the "Company") and 400,000 shares are being offered by the Selling Stockholders named under "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be $12.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price. Application has been made to have the Common Stock approved for quotation on the Nasdaq National Market under the symbol "MILE."

   SEE "RISK FACTORS" BEGINNING ON PAGE 6 FOR A DISCUSSION OF CERTAIN FACTORS
              THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
                             ---------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
          SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
              COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                  THIS PROSPECTUS. ANY REPRESENTATION TO THE
                       CONTRARY IS A CRIMINAL OFFENSE.

====================================================================================================
                                                    UNDERWRITING                    PROCEEDS TO
                                      PRICE TO     DISCOUNTS AND    PROCEEDS TO       SELLING
                                       PUBLIC      COMMISSIONS(1)    COMPANY(2)     STOCKHOLDERS
- ----------------------------------------------------------------------------------------------------
Per Share                                $               $               $               $
- ----------------------------------------------------------------------------------------------------
Total(3)                                 $               $               $               $
====================================================================================================

  (1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."

  (2) Before deducting expenses of the offering estimated at $          payable
      by the Company.

  (3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock on the same terms as set forth above to cover over-allotments, if any. If the Underwriters exercise such option in full, the total Price to Public, Underwriting Discounts and
      Commissions and Proceeds to Company will be $          , $          and
      $          , respectively. See "Underwriting."

                             ---------------------

     The shares of Common Stock are being offered by the several Underwriters named herein, subject to prior sale, when, as and if accepted by them and subject to certain conditions. It is expected that certificates for the shares of Common Stock offered hereby will be available for delivery on or about
            , 1996 at the offices of Smith Barney Inc., 333 West 34th Street, New York, New York 10001.

                             ---------------------

SMITH BARNEY INC.                                                    FURMAN SELZ

            , 1996

                                   [GRAPHICS]



     The Company intends to furnish its stockholders annual reports containing audited financial statements and an opinion thereon expressed by independent certified public accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited summary financial information.


                             ---------------------


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMPANY'S COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

     The following information is qualified in its entirety by the more detailed information and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus. See "Risk Factors" for information that should be carefully considered by prospective investors.

                                  THE COMPANY

     MileStone Healthcare, Inc. ("MileStone" or the "Company") is a leading provider of program management services for specialty care units in hospitals. The Company's services are designed to enable hospitals to broaden the care continuum provided to patients. MileStone manages a broad range of clinical programs that includes inpatient acute physical rehabilitation, comprehensive outpatient rehabilitation, skilled nursing and subacute care, geropsychiatric services, cardiac outpatient services, and sports and industrial medicine. The Company also provides contract therapy services to hospitals, outpatient facilities, subacute facilities, schools and other locations and owns and operates nine outpatient therapy clinics. As of May 31, 1996, the Company provided services in 14 states under 121 contracts. Eighty-three of these were program management contracts for hospitals, accounting for 82% of MileStone's revenues for the fiscal year ended May 31, 1996.

     The hospital market is characterized by increasing competition and widespread consolidation, as well as pressures to reduce costs and improve the quality of patient care. General acute care hospitals are taking steps to change their operations in order to remain competitive, including treating a growing percentage of their patients on an outpatient basis and through on-site specialty care units which, collectively, can provide the full continuum of health care services. The development and use of specialty care units allows hospitals to generate incremental revenue that would otherwise be captured by nursing homes, free-standing clinics and other alternate-site health care providers. Specialty care units also help hospitals to enhance their profitability by improving capacity utilization and better matching costs and services to the required level of patient care.

     Hospitals can derive significant benefits by contracting with MileStone for the design and management of their specialty care or therapy programs. MileStone believes that its knowledge and experience in the areas of licensing, certification, staffing and reimbursement allow it to establish programs and achieve profitability more quickly than hospitals which choose to rely on their own internal resources, greatly enhancing the likelihood of the program's operational and financial success. In addition, MileStone assists hospitals in more effectively integrating their specialty care units with existing services in order to maximize the potential of the hospital's overall care continuum. MileStone's objective is to ensure that treatments provided under its programs are outcome-oriented and delivered on a cost-effective basis.

     The Company's growth strategy is focused on enhancing the Company's position as a leading provider of quality program management services to hospitals in the United States. The key elements of the Company's strategy are to: (i) expand MileStone's customer base by providing outcomes driven, cost-effective services that help differentiate hospital clients in their respective markets; (ii) increase penetration of existing hospital clients by expanding the range of services provided; (iii) emphasize clinical outcomes and cost-effectiveness by utilizing treatment protocols and treatment outcomes management systems which measure and track the efficacy and productivity of treatments of the specialty care units; and (iv) pursue acquisitions of companies that are within the Company's scope of services or that perform services which are complementary to those of the Company.

                                  THE OFFERING

Common Stock offered by:
  The Company...........................................  2,100,000 shares(1)
  The Selling Stockholders..............................  400,000 shares
Common Stock outstanding after the offering.............  6,229,142 shares(1)(2)
Use of proceeds.........................................  To repay indebtedness and for general corporate purposes,
                                                          including possible acquisitions
Proposed Nasdaq National Market Symbol..................  MILE

                                  RISK FACTORS

     For a discussion of certain factors to be considered by prospective investors, see "Risk Factors."

- ---------------

(1) Does not include up to 375,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Based on the number of shares of Common Stock outstanding as of July 26, 1996. Includes 3,675,000 shares of Common Stock issuable upon the automatic conversion, in connection with this offering, of all outstanding shares of the Company's Series A Convertible Preferred Stock (the "Series A Preferred") and 150,000 shares of Common Stock issuable upon the exercise of warrants immediately prior to completion of this offering. Excludes (i) 550,571 shares of Common Stock issuable upon the exercise of stock options outstanding at such date at a weighted average exercise price of approximately $1.63 per share and (ii) 147,973 shares of Class B Common Stock issuable upon the exercise, at any time prior to May 31, 2005, of an outstanding warrant (the "Class B Warrant") with an exercise price of $.82 per share. The Class B Common Stock is convertible at any time, subject to certain restrictions, into an equal number of shares of Common Stock (subject to adjustment under certain circumstances), has no voting rights and is in all other respects identical to the Common Stock. See
    "Management -- Stock Option Plans," "Certain Transactions," "Description of Capital Stock" and Notes 5, 6 and 15 of Notes to Financial Statements.
                             ---------------------

     Unless otherwise indicated, all information in this Prospectus (i) assumes no exercise of the Underwriters' option to purchase from the Company up to 375,000 shares of Common Stock to cover over-allotments, if any, (ii) reflects the conversion of all outstanding shares of Series A Preferred into 3,675,000 shares of Common Stock as a consequence of this offering, (iii) gives effect to the one-for-.735 reverse stock split effected in July 1996 in connection with the merger of the Company and its parent holding corporation and (iv) reflects the exercise of warrants, immediately prior to the completion of this offering, to purchase 150,000 shares of Class B Common Stock which will be immediately converted into Common Stock. See "The Company," "Description of Capital Stock" and "Underwriting."

                      SUMMARY FINANCIAL AND OPERATING DATA
               (In thousands, except per share and contract data)

                                                                       FISCAL PERIOD(1)
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
STATEMENT OF INCOME DATA:
Net revenues..................................................  $20,245     $24,121     $30,624
Operating expenses:
  Salaries....................................................   13,899      15,664      17,725
  Other operating expenses....................................    3,632       3,378       4,377
  Selling, general and administrative expenses................    1,693       2,087       1,564
  Depreciation................................................      113          98          98
  Amortization................................................      113          78       1,478
                                                                -------     -------     -------
  Total operating expenses....................................   19,450      21,305      25,242
                                                                -------     -------     -------
Income from operations........................................      795       2,816       5,382
Earnings in equity investment.................................     (114)        (61)         (4)
Interest expense..............................................      297         135       2,424
                                                                -------     -------     -------
Income before income taxes....................................      612       2,742       2,962
Income taxes..................................................      259       1,068       1,200
                                                                -------     -------     -------
Net income....................................................  $   353     $ 1,674     $ 1,762
                                                                =======     =======     =======
Net income per share(2):
  Primary.....................................................                          $  0.40
  Fully diluted...............................................                          $  0.39
Weighted average shares outstanding(2)(3).....................                            4,416

                                                                       MAY 31, 1996
                                                                 -------------------------
                                                                                   AS
                                                                  ACTUAL       ADJUSTED(5)
                                                                  -------      -----------
BALANCE SHEET DATA:
Working capital................................................   $ 1,951        $ 8,541
Total assets...................................................    27,612         32,815
Long-term debt and subordinated debentures, including current
  maturities...................................................    17,543             --
Stockholders' equity...........................................     7,002         29,748

                                                                       FISCAL PERIOD(1)
                                                                -------------------------------
                                                                 1994        1995        1996
                                                                -------     -------     -------
OPERATING DATA
Hospital management contracts (at end of period)..............       46          63          83
EBITDA(4).....................................................  $ 1,135     $ 3,054     $ 6,962
Net cash provided by (used in):
  Operating activities........................................      304         591       6,381
  Investing activities........................................     (116)         72         (78)
  Financing activities........................................     (130)       (290)     (6,708)

- ---------------

(1) The periods presented are the 12-month period ending July 31, 1994, the 10-month period ending May 31, 1995 and the 12-month period ending May 31, 1996. The Company changed its fiscal year end to May 31 in order to conform the current year to the acquisition of the Company by management which occurred on May 31, 1995 (the "Acquisition"). Financial data for periods prior to the Acquisition represent the results of operations of the Company's predecessor. As a result of the varying lengths of the fiscal periods, period-to-period comparisons are not necessarily meaningful. See "The Company."

(2) Per share data for 1994 and 1995 are not meaningful due to the Acquisition, which occurred on May 31, 1995.

(3) Represents weighted average common and common equivalent shares outstanding.

(4) EBITDA represents income before interest expense, income taxes, depreciation and amortization. Although EBITDA is not intended to represent cash flow or any other measure of financial performance under generally accepted accounting principles, the Company believes it is helpful in understanding cash flow generated from operations that is available for debt service, taxes and capital expenditures. EBITDA as presented by the Company may not be comparable to the other similarly titled measures of other companies.

(5) Adjusted to give effect to the conversion of all outstanding shares of the Series A Preferred into 3,675,000 shares of Common Stock, the exercise of options covering 10,142 shares of Common Stock at an average exercise price of $.82 per share occurring on June 30, 1996, the exercise of warrants covering 150,000 shares of Common Stock at an exercise price of $.82 per share and the sale of the 2,100,000 shares of Common Stock offered by the Company hereby (at an assumed public offering price of $12.00 per share) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." See "Certain Transactions," "Description of Capital Stock" and Note 5 of Notes to Financial Statements.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus, prospective investors should carefully consider the factors discussed below in evaluating the Company and its business before purchasing any of the shares of Common Stock offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus.

REIMBURSEMENT CONSIDERATIONS

     MileStone receives fees for its management services directly from its general acute care client hospitals. The Company's client hospitals receive reimbursement under either the Medicare or Medicaid programs or payment from insurers, self-funded benefit plans or other third-party payors for services provided by programs managed by the Company. As a result, the availability, or changes in levels, of such reimbursement or payment could have a significant impact on the decisions of general acute care hospitals to offer programs managed by the Company.

     Most of the treatment programs managed by the Company are programs for which a substantial majority of the patients are covered by Medicare. Since 1983, Medicare has generally used a prospective payment system ("PPS") to reimburse general acute care hospitals for inpatient operating services. Under PPS, a general acute care hospital receives a fixed payment for each of approximately 490 diagnosis related groups ("DRGs"), subject to certain payment adjustments. PPS creates incentives for hospitals to shift services from units subject to PPS reimbursement to those receiving cost-based reimbursement, such as rehabilitation distinct part units ("DPUs") or hospital-based skilled nursing facilities ("SNFs"), the sites from which most of the Company's revenues are derived. Both the Clinton Administration and Congress have proposed changes that would constrain payment growth for DPUs and SNFs, including proposals to implement prospective payment for DPUs and SNFs. Any such change to the payment method for DPUs and SNFs could have a material adverse effect on the Company. See "-- Developments in the Health Care Industry" and "Business -- Reimbursement for Services."

     In addition, the Medicare and Medicaid programs are subject to other statutory and regulatory changes, retroactive and prospective payment adjustments, administrative rulings and funding restrictions, any of which could have the effect of limiting or reducing reimbursement levels for services provided by programs managed by the Company. Any changes which limit or reduce Medicare or Medicaid reimbursement levels, or which impose significant restrictions on participation in the Medicare or Medicaid programs, could have a material adverse effect on the Company's clients and, in turn, on the Company. The Company cannot predict whether any changes to such government programs will be adopted or, if adopted, what effect, if any, such changes would have on the Company. In addition, there can be no assurance that hospitals which offer programs now or hereafter managed by the Company will satisfy the requirements for participation in the Medicare or Medicaid programs.

RELIANCE ON KEY CLIENT

     Approximately 73% of the Company's net revenues in fiscal 1996 was derived from 44 management contracts with hospitals owned by Columbia/HCA Healthcare, Inc. ("Columbia"). These contracts were originally negotiated with hospitals owned by Epic Healthcare Group, Inc. ("Epic"), HealthTrust, Inc. ("HealthTrust"), Galen Health Care, Inc. ("Galen"), Columbia Healthcare Corp. and HCA Hospital Corp. of America ("HCA"). Each of these hospitals was ultimately acquired by Columbia. The termination or non-renewal of all or a substantial number of these management contracts, whether as a result of a corporate redirection by Columbia or otherwise, would have a material adverse effect on the Company's business, financial condition or results of operations. See "Business -- Clients -- Client Hospitals."

CONTRACT TERMS AND RENEWALS

     The revenues of the Company are derived principally from management contracts with general acute care hospitals. The contracts have initial terms generally ranging up to five years. Some contracts expire without renewal and others may be terminated by MileStone or the client hospital for various reasons prior to their scheduled expiration. On three occasions, the Company has negotiated a mutual termination of a management contract prior to its stated term. The continued success of the Company is subject to its ability to renew or extend existing management contracts and obtain new management contracts. Contract renewals and extensions are subject to competing proposals from other contract management companies as well as consideration by hospitals to convert their programs from independently managed programs to programs operated internally or to terminate their programs in order to reassign patient beds for other health care purposes. The termination or non-renewal of a material number of management contracts could result in a significant decrease in the Company's net revenues and could have a material adverse effect on the Company's business, financial condition or results of operations.

     Medicare reimburses the "reasonable cost" of hospital-based SNFs, subject to per diem limits on the costs of routine services. Reimbursable costs include reasonable management fees, plus an allocation of the hospital's reasonable overhead costs. A "new" hospital-based SNF is exempt from the reasonable cost limits for a period of time usually corresponding with the SNF's first three years of operation. Expiration of a SNF's "new provider" exemption may adversely affect the prospect of renewal of MileStone's management contract with the SNF. As of May 31, 1996, the exemption period had not expired for any of the Company's 30 SNF contracts. The Company's hospital contracts also require the Company to indemnify the hospital client against any liabilities or expenses caused (or asserted to have been caused), with or without fault, as a result of services provided by MileStone, its employees or agents in the contract.

     Most of MileStone's management contracts require the Company to indemnify the client hospital for any Medicare reimbursement disallowances relating to a patient treated in a program managed by the Company or to the client hospital's payment of the Company's management fees. The Company's refund obligation typically survives for a period of approximately three years after termination of the related management contract. Accordingly, the Company could become subject to refund obligations to client hospitals. The disallowance by Medicare of any significant portion of a client hospital's costs relating to a program managed by the Company could adversely affect the Company. In addition, the Company's hospital contracts provide the clients with the right, under certain circumstances, to renegotiate the contract (and to terminate the contract if no agreement is reached) upon the occurrence of adverse changes in applicable accreditation standards or changes in the Medicare program, including changes which have the effect of limiting or reducing reimbursement levels for services provided by programs managed by the Company. Any such changes would also likely adversely affect the ability of the Company to renew or extend existing management contracts and to obtain new management contracts. See
"Business -- Clients -- Hospital Program Management Contracts."

DEPENDENCE ON KEY PERSONNEL

     The Company's success depends upon the continued services of its executive officers and members of its management team, the loss of one or more of whom could adversely affect the Company. The Company's success and growth strategy also depend on its ability to attract and retain qualified clinical, management, marketing and other personnel. The Company competes with general acute care hospitals and other health care providers for the services of therapists and other clinical personnel. Historically, there has been a shortage of qualified individuals for these positions, and the Company believes that this shortage will continue for the foreseeable future. Demand for such clinical personnel is high and they are often subject to competing offers. There can be no assurance that the Company will be able to attract and retain the qualified personnel necessary for its business in the future. See "Business -- Services" and "-- Employees."

DEVELOPMENTS IN THE HEALTH CARE INDUSTRY

     The health care industry is subject to changing political, economic and regulatory influences that may affect the procurement practices and operation of health care organizations. The Company's services are designed to function within the structure of the health care financing and reimbursement system currently being used in the United States. The Company believes that the commercial value and appeal of its services may be adversely affected if the current health care financing and reimbursement system were to be materially changed. During the past several years, the U.S. health care industry has been subject to an increase in governmental regulation of, among other things, reimbursement rates. Certain proposals to reform the U.S. health care system are currently under consideration by Congress. While they differ in significant respects, both the Clinton Administration and Congress have proposed restrictions on the growth of Medicare payments for DPUs and SNFs. These proposals include provisions that would limit the growth in reimbursement for DPU and SNF programs managed by the Company. In addition, Congress passed a fiscal year 1996 budget reconciliation bill that contained a provision that would have required Medicare to pay SNFs on a prospective payment basis beginning in October 1997. Although this bill was ultimately vetoed by the President, the Clinton Administration had proposed adopting prospective payment for SNFs in 1999. Other legislative proposals, including one adopted by the U.S. Senate, have called for developing a prospective payment system for non-PPS hospitals and DPUs. Although the Company cannot predict what effect, if any, such trends and proposals might have on its business, operating results and financial condition, there can be no assurance that such factors will not have a material adverse effect on the Company. In addition, many health care providers are consolidating to create integrated health care delivery systems with greater regional market power. These providers could have lower costs of providing services and other advantages as a result of such consolidation. Other legislative or market-driven reforms could have a material adverse effect on the Company's business, financial condition or results of operations. See
"Business -- Government Regulation."

     The growth of managed care payors has created an emphasis on cost containment and matching the level of service to the needs of the patient. Increasingly, procedures once performed exclusively in hospitals and requiring multiple day hospitalizations are now performed in a variety of settings outside of acute care hospitals. In addition, some hospitals are excluded from managed care plans. Efforts of managed care or other payors to direct the delivery of health care services provided by programs managed by the Company to alternate delivery sites could have a material adverse effect upon the Company's business, financial condition and results of operations.

PROFESSIONAL AND GENERAL LIABILITY; INSURANCE

     Various aspects of the Company's business may subject it to litigation and liability for damages. Claims against the Company, if successful, could result in substantial damages awards. While the Company maintains and intends to continue to maintain professional and general liability insurance coverage, there can be no assurance that the Company will be able to maintain such insurance in the future or that such insurance will be available on acceptable terms or will be adequate to cover any or all potential product or professional liability claims. A successful product or professional liability claim in excess of the Company's insurance coverage could have a material adverse effect upon the Company's business, financial condition or results of operations.

COMPETITION

     The health care contract management services industry is highly competitive. MileStone's competitors include several national companies as well as many regional and local companies, some of which have, or may obtain, greater resources than the Company. In addition, the Company's current and potential clients may choose to operate their own programs rather than contract with the Company. Furthermore, general acute care hospitals, the primary market for the Company's services, compete for patients with other providers of similar services. The inability of the Company or its client hospitals to compete effectively could have a material adverse effect on the Company's business, financial condition or results of operations.

CONCENTRATION OF OWNERSHIP

     Upon completion of this offering, the Company's executive officers and directors together with their affiliates will, in the aggregate, beneficially own 57.3% of the outstanding Common Stock (60.7% if the Underwriters' over-allotment option is exercised in full). As a result, the executive officers and directors of the Company and their affiliates, acting together, will be able to control the outcome of matters requiring approval by the stockholders of the Company, including the election of a majority of the directors, mergers, consolidations and the sale of all or substantially all of the Company's assets.

SHARES ELIGIBLE FOR FUTURE SALE

     Future sales of Common Stock in the public market following this offering, or the perception that such sales may occur, could adversely affect the market price of the Common Stock. Upon completion of this offering, the Company will have 6,229,142 shares of Common Stock outstanding, assuming no exercise of currently outstanding options. Of these shares, the 2,500,000 shares sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), unless they are held by "affiliates" of the Company, as that term is defined in the Securities Act and the regulations promulgated thereunder. All of the remaining shares that will be outstanding may be sold pursuant to Rule 144, subject to the limitations of such rule, commencing May 31, 1997. In addition, all holders of outstanding capital stock of the Company and of options and warrants to purchase such stock from the Company, including all of the Company's officers and directors, have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any shares of Common Stock or any securities exercisable or exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. There will also be outstanding options to purchase 550,571 shares of Common Stock, of which 143,301 will be exercisable as of August 31, 1996 and the remaining shares will become exercisable from time to time thereafter. The shares issuable upon exercise of these options will become eligible for sale in the public market 90 days after completion of this offering. Also outstanding upon completion of this offering will be a warrant to purchase 147,973 shares of Class B Common Stock which is convertible into Common Stock. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance pursuant to stock options granted by the Company. See "Shares Eligible For Future Sale."

INTANGIBLE ASSETS

     At May 31, 1996 (after giving pro forma effect to this offering), $20.9 million, or 63.5%, of the Company's total assets were intangible assets. Of these intangible assets, $14.9 million are being amortized over a period of 40 years and $6.0 million are being amortized over a period of seven years. For the fiscal year ended May 31, 1996, the Company recorded approximately $1.5 million in amortization expense related to these assets. In the event of any sale or liquidation of the Company, there can be no assurance that the value of such intangible assets will be realized. In addition, any significant decrease in the value of such intangible assets could have a material adverse effect on the Company. See Note 1 of Notes to Financial Statements.

TAX RISKS ASSOCIATED WITH THE MERGER

     In July 1996, the Company's parent holding corporation merged with and into the Company, with the Company as the surviving corporation (the "Merger"). Although the Merger was structured as a tax-free event, if the Company were to be audited, there can be no assurance that the Internal Revenue Service would not successfully challenge the tax-free treatment, which could have a material adverse effect upon the Company's business, financial condition or results of operations.

ANTITAKEOVER MATTERS

     The Company's Restated Certificate of Incorporation, which is expected to be filed on or about the date of closing of this offering, authorizes the Board of Directors to issue, without further stockholder approval, up to 1,000,000 shares of preferred stock having such rights, preferences and privileges as designated by the Board of Directors. The ability of the Board of Directors to issue such preferred stock may delay, deter, or prevent a takeover of the Company that stockholders may consider to be in their best interests. See "Description of Capital Stock -- Certain Effects of Authorized but Unissued Stock."

NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

     Prior to this offering, there has been no public market for the Common Stock. Although application has been made to have the Common Stock approved for quotation on the Nasdaq National Market, there can be no assurance that an active trading market will develop or be sustained or that the market price of the Common Stock will not decline below the initial public offering price. The initial public offering price for the Common Stock has been determined by negotiations among the Company and the Representatives of the Underwriters. For a description of the factors considered in determining the initial public offering price, see "Underwriting." The market price for the Common Stock following this offering may be highly volatile. Factors such as the Company's financial results, developments regarding contracts with clients, developments regarding reimbursement practices or policies of third-party payors or other matters affecting the health care industry generally or the industry segment in which the Company competes specifically, developments regarding the Company's competitors, sales of Common Stock by existing stockholders and market conditions generally for similar stocks could cause the market price of the Common Stock to fluctuate substantially. In addition, the stock market has from time to time experienced extreme price and volume fluctuations which, in some circumstances, have been unrelated to the operating performance of particular companies. Such market volatility may adversely affect the market price of the Common Stock.

DILUTION

     The initial public offering price of the Common Stock is substantially more than the pro forma net tangible book value per share of the Common Stock. Accordingly, purchasers of shares of Common Stock in this offering will experience immediate dilution in the net tangible book value of $10.57 per share (assuming a public offering price of $12.00 per share). See "Dilution."

                                  THE COMPANY

     The Company was incorporated in Delaware in 1991 as a subsidiary of Epic. In February 1992, the Company acquired TruCare Health Systems, Inc., a Texas corporation and provider of contract therapy services ("TruCare"). In May 1994, Epic was acquired by HealthTrust, and Columbia purchased HealthTrust in April 1995. On May 31, 1995, the management of the Company acquired the Company from Columbia in the Acquisition. See "Certain Transactions."

     Unless otherwise indicated, the term "MileStone" or the "Company" refers to MileStone Healthcare, Inc. and its wholly-owned subsidiaries and, for periods prior to the Acquisition, the Company's predecessor and its subsidiaries. The Company's principal executive offices are located at 2501 Cedar Springs Road, Suite 600, Dallas, Texas 75201, and its telephone number at that address is
(214) 871-9600.

                                USE OF PROCEEDS

     The net proceeds from the sale of the 2,100,000 shares of Common Stock offered by the Company hereby are estimated to be approximately $22.8 million ($27.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. The Company expects that the net proceeds of this offering will be used to repay debt incurred in May 1995 to fund the Acquisition, including
(i) senior indebtedness of approximately $7.0 million (the "Senior Indebtedness"), and (ii) subordinated indebtedness in the aggregate principal amount of approximately $10.6 million (the "Subordinated Indebtedness"). The Senior Indebtedness matures on May 31, 2000 and accrues interest at various rates based on the LIBOR rate plus 2.5% or the prime rate plus 1.0%, at the Company's discretion. At May 31, 1996 the Senior Indebtedness incurred interest at a blended rate of 8.26%. The Subordinated Indebtedness matures on November 30, 2000, and accrues interest at a rate of 16.5% per annum. The balance of the proceeds will be used for general corporate purposes, including possible acquisitions. Although the Company has had preliminary discussions from time to time regarding possible acquisition opportunities, the Company is not presently a party to any definitive purchase agreement or letter of intent regarding any acquisition, and no portion of the net proceeds of this offering has been allocated for any specific acquisition.

     In connection with the repayment of indebtedness with proceeds from this offering, the Company will incur a one-time, non-cash charge of approximately $221,000 in the period in which this offering is completed as a result of the write-off of unamortized loan origination costs.

     Pending application of the net proceeds as described above, the Company intends to invest the net proceeds in short-term U.S. government securities, high-grade commercial paper, short-term, interest bearing securities, or money market funds and bank deposits or other similar instruments. The Company will not receive any of the proceeds from the sale of the shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

                                DIVIDEND POLICY

     The Company intends to retain all of its future earnings, if any, to finance the growth and development of its business and therefore does not anticipate paying cash dividends on its Common Stock or Class B Common Stock in the foreseeable future. The payment of any future dividends will be at the discretion of the Company's Board of Directors and will depend upon, among other things, the future earnings, operations, capital requirements and financial condition of the Company. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at May 31, 1996, and as adjusted to reflect (i) the conversion of all outstanding shares of Series A Preferred into 3,675,000 shares of Common Stock and (ii) the sale of the 2,100,000 shares of Common Stock offered by the Company hereby (assuming a public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses) and the application of the estimated net proceeds therefrom as described under "Use of Proceeds." This table should be read in conjunction with the Company's Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                                               MAY 31, 1996
                                                                           ---------------------
                                                                           ACTUAL    AS ADJUSTED
                                                                           -------   -----------
                                                                              (IN THOUSANDS)
Long-term debt and subordinated debentures, including current
  maturities.............................................................  $17,543     $    --
                                                                           -------     -------
Stockholders' equity:
  Preferred Stock, $.001 par value, 1,000,000 shares authorized;
     no shares issued or outstanding.....................................       --          --
  Series A Preferred Stock, $.001 par value, 5,000,000 shares authorized; 5,000,000 shares issued and outstanding, actual(1);
     and no shares issued or outstanding, as adjusted....................    5,000          --
  Common Stock, $.001 par value; 10,000,000 shares authorized;
     294,000 shares issued and outstanding, actual; and
     6,229,142 shares issued and outstanding, as adjusted(2)(3)..........       --           6
  Class B Common Stock, $.001 par value; 10,000,000 shares
     authorized(4); no shares issued or outstanding(3)...................       --          --
  Additional paid-in capital.............................................      240      28,201
  Retained earnings(5)...................................................    1,762       1,541
                                                                           -------     -------
       Total stockholders' equity........................................    7,002      29,748
                                                                           -------     -------
          Total capitalization...........................................  $24,545     $29,748
                                                                           =======     =======

- ---------------

(1) Convertible into 3,675,000 shares of Common Stock.

(2) As adjusted amounts include 10,142 shares issued on June 30, 1996 upon exercise of options and 150,000 shares issued upon exercise of warrants in connection with this offering. Excludes 550,571 shares of Common Stock issuable upon the exercise of stock options with a weighted average exercise price of $1.63 outstanding as of July 16, 1996. See "Management -- Stock Option Plans," "Description of Capital Stock" and Notes 5 and 6 of Notes to Financial Statements.

(3) Excludes 147,973 shares of Class B Common Stock issuable upon exercise of the Class B Warrant. The Class B Common Stock is convertible into Common Stock (subject to certain restrictions), and the Common Stock is convertible into Class B Common Stock, in each case at any time and on a one-for-one basis. See "Description of Capital Stock" and Note 6 of Notes to Financial Statements.

(4) As adjusted, authorized shares will be 500,000.

(5) Reflects a one-time, non-cash charge of $221,000 relating to the write-off of unamortized loan origination costs as a result of the repayment of indebtedness with the proceeds from this offering. Such charge will be recognized in the period in which this offering is completed.

                                    DILUTION

     The pro forma net tangible book value (deficit) of the Company as of May 31, 1996 was $(13.9 million), or $(3.37) per share. Pro forma net tangible book value per share is determined by dividing the pro forma net tangible book value of the Company (total tangible assets less total liabilities) by the total number of outstanding shares of Common Stock (giving effect to the conversion of all outstanding shares of Series A Preferred into 3,675,000 shares of Common Stock, the issuance of 150,000 shares of Common Stock upon the exercise of warrants and the issuance of 10,142 shares of Common Stock upon the exercise of options subsequent to May 31, 1996). Without taking into effect any changes in pro forma net tangible book value after May 31, 1996, other than to give effect to the sale of the 2,100,000 shares of Common Stock offered by the Company hereby (assuming a public offering price of $12.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses), the pro forma net tangible book value of the Company as of May 31, 1996 would have been $8.9 million, or $1.43 per share. This represents an immediate increase in pro forma net tangible book value of $4.80 per share to existing stockholders and an immediate dilution of $10.57 per share to new investors purchasing shares in the offering. The following table illustrates the per share dilution:

    Assumed public offering price per share..............................           $12.00
      Pro forma net tangible book value (deficit) per share as of May 31,
         1996............................................................  $(3.37)
      Increase in net tangible book value per share attributable to new
         investors.......................................................    4.80
                                                                           ------
    Pro forma net tangible book value per share after this offering......             1.43
                                                                                    ------
    Dilution per share to new investors..................................           $10.57
                                                                                    ======

     The following table summarizes, on a pro forma basis (giving effect to the conversion of all outstanding shares of Series A Preferred, the issuance of 150,000 shares of Common Stock upon the exercise of warrants and the issuance of 10,142 shares of Common Stock upon the exercise of options) as of May 31, 1996, the total number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering (assuming a public offering price of $12.00 per share and before deduction of underwriting discounts and commissions and estimated offering expenses):

                                           SHARES PURCHASED          TOTAL CONSIDERATION        AVERAGE
                                         ---------------------     -----------------------     PRICE PER
                                          NUMBER       PERCENT       AMOUNT        PERCENT       SHARE
                                         ---------     -------     -----------     -------     ---------
Existing stockholders..................  4,129,142       66.3%     $ 5,370,728       17.6%      $  1.30
New investors..........................  2,100,000       33.7       25,200,000       82.4         12.00
                                         ---------     -------     -----------     -------
          Total........................  6,229,142      100.0%     $30,570,728      100.0%
                                          ========      =====       ==========      =====

     Except as described above, the foregoing tables assume no exercise of options or warrants outstanding at July 26, 1996. At such date, there were outstanding options to purchase 550,571 shares of Common Stock at a weighted average exercise price of $1.63 per share. In addition, at such date the Class B Warrant, consisting of a warrant to purchase 297,973 shares of Class B Common Stock at an exercise price of $.82 per share (of which 150,000 shares are being sold in this offering), was outstanding. To the extent such options or warrant are exercised, there will be further dilution to new investors. See
"Management -- Stock Options," "Description of Capital Stock," "Shares Eligible for Future Sale" and Note 6 of Notes to Financial Statements.

                            SELECTED FINANCIAL DATA

     The selected financial data set forth below for the 12-month period ending July 31, 1994, the 10-month period ending May 31, 1995 and the 12-month period ending May 31, 1996 and at May 31, 1995 and 1996 have been derived from the Company's financial statements, which have been audited by Ernst & Young LLP, independent auditors, and are included elsewhere herein. The selected financial data for the twelve months ended July 31, 1992, and 1993 and as of July 31, 1992, 1993 and 1994 are derived from the unaudited financial statements of the Company and include, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company for and as of the end of such periods. The Company changed its fiscal year end to May 31 in order to conform the current year to the Acquisition which occurred on May 31, 1995. The 1992, 1993, 1994 and 1995 statement of income data and the 1992, 1993 and 1994 balance sheet data reflect the operations and financial position of the Company's predecessor. The selected historical financial data of the Company is qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements and Notes thereto appearing elsewhere in this Prospectus.

                                                               FISCAL PERIOD(1)
                                            -------------------------------------------------------
                                            1992(2)      1993        1994        1995        1996
                                            -------     -------     -------     -------     -------
                                                     (In thousands, except per share data)
STATEMENT OF INCOME DATA:
Net revenues..............................  $9,709      $14,280     $20,245     $24,121     $30,624
Operating expenses:
  Salaries................................   6,820      11,278..     13,899      15,664      17,725
  Other operating expenses................  761...        1,193       3,632       3,378       4,377
  Selling, general and administrative.....     937      1,325..       1,693       2,087       1,564
  Depreciation............................     133          116         113          98          98
  Amortization............................      37      124....         113          78       1,478
                                            -------     -------     -------     -------     -------
Total operating expenses..................   8,688      14,036..     19,450      21,305      25,242
                                            -------     -------     -------     -------     -------
Income from operations....................   1,021      244....         795       2,816       5,382
Earnings in equity investment.............       0            0        (114)        (61)         (4)
Interest expense..........................     258           86         297         135       2,424
                                            -------     -------     -------     -------     -------
Income before income taxes................     763          158         612       2,742       2,962
Income taxes..............................     297           89         259       1,068       1,200
                                            -------     -------     -------     -------     -------
Net income................................  $  466      $    69     $   353     $ 1,674     $ 1,762
                                            ======      =======     =======     =======     =======
Net income per share:(3)
  Primary.................................                                                  $  0.40
  Fully diluted...........................                                                  $  0.39
Weighted average shares
  outstanding(3)(4).......................                                                    4,416

                                                       JULY 31,                       MAY 31,
                                            -------------------------------     -------------------
                                             1992        1993        1994        1995        1996
                                            -------     -------     -------     -------     -------
                                                                (In thousands)
BALANCE SHEET DATA:
Working capital (deficit).................  $ (625 )    $(1,054)    $   108     $   467     $ 1,951
Total assets..............................   3,704        6,659       7,967      29,763      27,612
Long-term debt and subordinated
  debentures, including current
  maturities..............................      87        1,776       1,321      22,700      17,543
Stockholders' equity......................     724          946       2,210       5,240       7,002

- ---------------

(1) The periods presented represent the 12-month periods ending July 31, 1992, 1993 and 1994, the 10-month period ending May 31, 1995 and the 12-month period ending May 31, 1996. As a result of the varying lengths of the fiscal periods, period-to-period comparisons are not necessarily meaningful.

(2) In February 1992, the Company acquired TruCare. See "The Company."

(3) Per share data for 1992, 1993, 1994 and 1995 are not meaningful due to the Acquisition.

(4) Represents weighted average common and common equivalent shares outstanding.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere herein.

OVERVIEW

     The Company was formed in September 1991 as a wholly owned subsidiary of Epic for the purpose of providing specialty care unit management services to hospitals. In February 1992, the Company acquired TruCare, a provider of contract therapy services. In May 1994, Epic was acquired by HealthTrust, and in April 1995, HealthTrust was acquired by Columbia. On May 31, 1995, the management of the Company completed the Acquisition of the Company from Columbia for $27 million in cash.

     The Company's revenues are derived from managing hospital specialty care units and therapy programs, providing contract therapy services to other healthcare entities and providing services through owned and operated outpatient therapy clinics. For the fiscal year ended May 31, 1996, hospital program management services, contract therapy services and outpatient clinic services represented 82%, 13% and 5% of revenues, respectively. The growth in the Company's operating revenues and net income during fiscal 1995 and 1996 was primarily the result of the increase in the number of operational units under management and the number of patients in each unit. Margins on hospital management contracts are typically higher than the margins on non-hospital contracts.

     Hospitals typically open the units managed by the Company shortly after the end of their Medicare fiscal year. A hospital's Medicare fiscal year-end can be any month of the calendar year, and does not necessarily coincide with the hospital's fiscal year-end. Because most of the units the Company manages for hospitals are affected by the hospital's Medicare fiscal year-end, the Company cannot predict when units will open until a contract has been signed. Often, several units open in one quarter and significantly fewer open in a subsequent quarter. For this reason, the Company's quarterly revenues may fluctuate.

     MileStone provides its services under contracts with a variety of compensation arrangements, some of which include risk sharing arrangements. Depending on the contract, the Company is paid either a fixed monthly fee or a fee per patient day. Revenues are subject to adjustment for cost of living increases, bad debt provisions and Medicare cost report settlement adjustments. To date, the Company has not had to make any refunds to client hospitals as a result of a Medicare cost report audit. Substantially all of the Company's expenses are comprised of salaries and contracts for professional services. Factors such as the number of programs managed, patient census, patient mix, physician prescribing patterns and changes in contract terms upon renewal affect the revenues and margins derived from MileStone's individual hospital clients.

     The current owners acquired the Company in a transaction that was accounted for as a purchase. The excess purchase price over net assets was $22.2 million. Goodwill, contracts and loan origination fees are recorded at cost on the date of the related agreement or acquisition and are amortized on a straight-line basis. Goodwill is amortized over 40 years, contracts are amortized primarily over seven years and loan origination fees are amortized over the five-year term of the related debt instruments.

     The Company changed its fiscal year end to May 31 in connection with the Acquisition on May 31, 1995. The periods presented represent the 12-month period ended July 31, 1994, the 10-month period ended May 31, 1995 and the 12-month period ended May 31, 1996. As a result of the varying lengths of the fiscal periods, period-to-period comparisons are not necessarily meaningful. The 1992, 1993, 1994 and 1995 statement of income data and the balance sheet data prior to May 31, 1995 reflect the operations of the Company's predecessor.

     In connection with the repayment of indebtedness with proceeds from this offering, the Company will incur a one-time, non-cash charge of approximately $221,000 in the period in which this offering is completed as a result of the write-off of unamortized loan origination costs.

     Except for the historical information contained herein, the discussion in this Prospectus contains certain forward-looking statements that involve risks and uncertainties, such as statements of the Company's plans, objectives, expectations and intentions. The cautionary statements made in this Prospectus should be read as being applicable to all related forward-looking statements wherever they appear in this Prospectus. The Company's actual results could differ materially from those discussed here. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere herein.

RESULTS OF OPERATIONS

     The following table sets forth for the fiscal periods indicated, certain statement of earnings items expressed as a percentage of net revenues:

                                                                  1994      1995      1996
                                                                  -----     -----     -----
    Net revenues................................................  100.0%    100.0%    100.0%
    Salaries....................................................   68.7      65.0      57.9
    Other operating expenses....................................   17.8      14.0      14.3
    Selling, general and administrative.........................    8.4       8.6       5.1
    Depreciation................................................    0.6       0.4       0.3
    Amortization................................................    0.6       0.3       4.8
                                                                  -----     -----     -----
    Income from operations......................................    3.9      11.7      17.6
    Earnings in equity investment...............................   (0.6)     (0.3)      *
    Interest expense............................................    1.5       0.6       7.9
                                                                  -----     -----     -----
    Income before income taxes..................................    3.0      11.4       9.7
    Income tax expense..........................................    1.3       4.4       3.9
                                                                  -----     -----     -----
    Net income..................................................    1.7%      7.0%      5.8%
                                                                  =====     =====     =====

- ---------------

     * Less than one-tenth of one percent.

Fiscal Period Ended May 31, 1996 (12 months) Compared to Fiscal Period Ended May 31, 1995 (10 months)

     Net revenues increased by $6.5 million, or 27.0%, primarily due to an increase of $7.5 million in hospital revenue, offset in part by a decrease in non-hospital revenue of $1.1 million. The increase in hospital revenue resulted from the addition in 1996 of 14 new contracts, a higher patient census in variable-fee contracts and two additional months in the period. During 1995, the Company implemented a strategy of terminating or not renewing non-hospital therapy contracts that did not achieve certain profitability objectives. This strategy resulted in the decline in non-hospital revenue. The Company continues to review its non-hospital contracts to evaluate performance relative to its profitability objectives.

     Salaries expense consists of salaries, wages and benefits for corporate and unit personnel. Salaries expense increased $2.1 million, or 13.2%. The increase resulted from the extra two months of expenses and the additional contracts becoming operational, offset in part by the Company's strategy to exit lower margin non-hospital contracts. As a percentage of net revenue, salaries decreased from 65.0% to 57.9%, principally as a result of economies of scale. These economies are derived from the fact that a portion of salaries relates to corporate and administrative personnel, as opposed to specialty care unit personnel. Corporate and administrative salaries increased only marginally as additional personnel were added to the specialty care units to support increased volume.

     Other operating expenses consist primarily of medical director fees, travel and other operating expenses. Other operating expenses increased $1.0 million, or 29.6%, and remained approximately 14.0% of net revenues. These expenses increased as additional contracts became operational and due to the extra two months of expenses, offset in part by decreases due to the strategy to exit lower margin non-hospital contracts.

     Selling, general and administrative expenses consist primarily of supplies, professional fees and (for periods prior to the Acquisition) predecessor parent overhead allocations and other expenses. Selling, general and administrative expenses decreased $523,000, or 25.0%, due to the elimination of certain expenses allocated to the Company by its former parent of $654,000, offset in part by increases primarily due to the extra two months of expenses. As a percentage of net revenue, selling, general and administrative expenses decreased from 8.6% to 5.1%, principally as a result of the elimination of parent overhead allocations and, to a lesser extent, economies of sale.

     Amortization expense increased by $1.4 million due to intangible assets added as a result of the Acquisition.

     Income from operations increased $2.6 million, or 91.0%, resulting primarily from the additional unit openings, improvements in patient census and two additional months of operation, offset in part by additional amortization expense resulting from the intangible assets recorded in connection with the Acquisition.

     Interest expense increased $2.3 million due to debt incurred as a result of the Acquisition.

     The Company's effective tax rate remained relatively constant at 39.0% in 1995 and 40.5% in 1996.

Fiscal Period Ended May 31, 1995 (10 months) Compared to Fiscal Period Ended July 31, 1994 (12 months)

     Net revenue increased $3.9 million, or 19.1%, primarily due to an increase of $6.1 million in hospital revenue, offset in part by a decrease in non-hospital revenue of $2.2 million. Net revenue also decreased due to the shorter period. The increase in hospital revenue resulted primarily from the addition in 1995 of 21 new contracts and a higher patient census related to variable-fee contracts. The decrease in non-hospital revenue resulted primarily from therapy services being performed in-house in the long-term care industry and the Company's strategy to exit lower margin contracts.

     Salaries expense increased $1.8 million, or 12.7%. These expenses increased as additional contracts became operational, offset in part by the Company's strategy to exit lower margin non-hospital contracts and two fewer months in the period. As a percentage of net revenues, salaries decreased from 68.7% to 65.0%, principally as a result of economies of scale.

     Other operating expenses decreased $254,000, or 7.0%. These expenses decreased primarily due to two fewer months in the period coupled with decreases due to the Company's strategy to exit lower margin non-hospital contracts. As a percentage of net revenues, other expenses decreased from 17.8% to 14.0%, principally as a result of economies of scale.

     Selling, general and administrative expenses increased $393,000, or 23.2%, primarily due to an increase in corporate overhead allocation from the Company's predecessor parent of $510,000, offset in part by decreases primarily due to two fewer months in the period.

     Income from operations increased $2.0 million, or 254.1%, resulting primarily from the additional unit openings and improvements in patient census, offset in part by a decrease due to two fewer months of operations in the period.

LIQUIDITY AND CAPITAL RESOURCES

     At May 31, 1996, the Company's working capital was $2.0 million and included cash and cash equivalents of $504,000. The Company's operating cash flows constitute its primary source of liquidity and historically have been sufficient to fund its working capital requirements. During the year ended May 31, 1996, the Company's operating activities generated $6.4 million primarily as a result of a decrease in accounts receivable, an increase in non-cash charges for amortization expense of $1.4 million and deferred interest of $1.6 million, offset in part by a decrease in non-cash charges for income taxes of $1.1 million, as well as an increase in accounts payable and other accrued liabilities. Net accounts receivable were $4.9 million at May 31, 1996 compared to $5.5 million at May 31, 1995. Accounts receivable decreased primarily due to lower revenues generated by therapy services following an effort by the Company to terminate lower margin non-hospital contracts. Therapy contracts generally, and those for which the Company bills Medicare specifically, have longer collection cycles than hospital contracts. The number of days of average net revenues in net receivables was 63 days and 65 days as of May 31, 1996 and May 31, 1995, respectively.

     The Company's cash used in investing activities in fiscal 1996 primarily related to capital expenditures of $107,000. The Company's cash used in financing activities of $6.7 million for fiscal 1996 related primarily to payments on debt incurred as a result of the Acquisition.

     On May 31, 1995, the Company entered into a revolving loan (the "Revolver") under a senior indebtedness agreement whereby the Company can borrow up to $5.0 million for working capital. The Revolver expires on May 31, 2000. Borrowings under the Revolver bear interest at variable rates based, at the Company's option, on the bank's base rate plus 1/2% or the Eurodollar rate plus 2.25%. There was no outstanding balance on the Revolver as of May 31, 1996. This agreement will be terminated upon completion of this offering.

     The Company is required under the senior indebtedness agreement with respect to the term loan to make a mandatory prepayment within 90 days after the fiscal period-end in an amount equal to 75% of the excess cash flow with respect to such fiscal year, as defined in the agreement. A prepayment of $3.2 million is to be paid during the year ended May 31, 1997. Management intends to draw the prepayment amount under the revolving loan.

     The Company expects to fund its future working capital needs, capital expenditures, business expansion and debt service requirements through a combination of internal sources and outside financing.

INFLATION

     Although inflation has abated during the last several years, the rate of inflation in healthcare related services continues to exceed the rate experienced by the economy as a whole. The Company's management contracts typically provide for an annual increase in the fees paid to the Company by its clients based upon various inflation indices. The increases have historically offset the increases in costs incurred by the Company.

                                    BUSINESS

GENERAL

     MileStone is a leading provider of program management services for specialty care units in hospitals. The Company's services are designed to enable hospitals to broaden the care continuum provided to patients. MileStone manages a broad range of clinical programs that includes inpatient acute physical rehabilitation, comprehensive outpatient rehabilitation, skilled nursing and subacute care, geropsychiatric services, cardiac outpatient services, and sport and industrial medicine. The Company also provides contract therapy services to hospitals, outpatient facilities, subacute facilities, schools and other locations and owns and operates nine outpatient therapy clinics. As of May 31, 1996, the Company provided services in 14 states under 121 contracts. Eighty-three of these were program management contracts for hospitals, accounting for 82% of MileStone's revenues for the fiscal year ended May 31, 1996.

     Hospitals can derive significant benefits by contracting with MileStone for the design and management of their specialty care or therapy programs. MileStone believes that its knowledge and experience in the areas of licensing, certification, staffing and reimbursement allow it to establish programs and achieve profitability more quickly than hospitals which choose to rely on their own internal resources, greatly enhancing the likelihood of the program's operational and financial success. In addition, MileStone assists hospitals in more effectively integrating their specialty care units with existing services in order to maximize the potential of the hospital's overall care continuum. MileStone's objective is to ensure that treatments provided under its programs are outcome-oriented and delivered on a cost-effective basis.

INDUSTRY

     Health care is one of the largest industries in the United States, representing total expenditures of approximately $1 trillion, according to the Health Care Financing Administration ("HCFA"). Health care expenditures, including hospital expenditures, historically have outpaced inflation due to, among other factors, the aging of the population and the increased availability and use of high-technology treatments and tests. Acute-care hospitals have traditionally been the focus of health care delivery in the community and have accounted for a substantial percentage of the expenditures for health care services. HCFA estimates that in 1995, hospitals accounted for approximately 40% of total health care expenditures.

     The hospital market is characterized by increasing competition and widespread consolidation, as well as pressures to reduce costs and improve the quality of patient care. General acute care hospitals are taking steps to change their operations in order to remain competitive, including treating a growing percentage of their patients on an outpatient basis and through on-site specialty care units which, collectively, can provide the full continuum of health care services. The development and use of specialty care units allows hospitals to generate incremental revenue that would otherwise be captured by nursing homes, free-standing clinics and other alternate-site health care providers. Specialty care units also help hospitals to enhance their profitability by improving capacity utilization and better matching costs and services to the required level of patient care.

     A hospital has the choice of either developing and operating its own specialty care programs or outsourcing such programs to a third party on a contract basis. Hospitals are increasingly relying on third parties to provide a wide range of services, including post-acute care, emergency room staffing, pharmacy management, and pediatric care. A hospital typically contracts with a third party when it lacks the resident expertise necessary for developing, managing and operating such programs on its own. A hospital often has insufficient expertise in the marketing and development activities required to support such programs and the expertise necessary to design and operate programs that satisfy regulatory, licensing and accreditation requirements. While outsourcing has increased significantly in the last few years, it still accounts for a relatively small percentage of hospital budgets. The Company believes outsourcing by hospitals will continue to increase in the coming years.

STRATEGY

     The Company's growth strategy is focused on enhancing its position as a leading provider of quality contract management services to hospitals in the United States. The key elements of this strategy are to:

          Expand Client Base. The Company believes that there will continue to be strong demand for the outsourcing of specialty care services by hospitals. The Company's target market consists of approximately 3,500 hospitals in the United States. These hospitals are large enough and have the market presence to support the Company's programs. The Company intends to further penetrate this market by providing high quality, cost-effective management services that differentiate its hospital clients in their respective markets.

          Increase Penetration of Existing Hospital Clients. The Company intends to increase revenues by expanding the range of services provided to its existing client base. MileStone believes that the predisposition of its clients to outsource specialty care and other programs, combined with the Company's demonstrated expertise in managing the client's existing program and industry factors that favor the development of specialty care programs and the use of outsourcing firms, will generate attractive cross-selling opportunities. The number of hospitals in which the Company managed multiple programs grew from one at January 1992 to 17 at July 16, 1996. In addition, to expand the care continuum managed by MileStone and thereby enhance cross-marketing opportunities, the Company is exploring the management of additional services, such as senior health centers and assisted living facilities.

          Emphasize Clinical Outcomes and Cost-Effectiveness. MileStone believes that its emphasis on quality outcomes and continuous quality improvement gives it a competitive advantage. MileStone utilizes treatment protocols designed to deliver care efficiently and effectively. The Company also utilizes proprietary systems designed to enhance the quality and cost-effectiveness of its programs. These include a treatment outcomes management system, which measures and tracks the efficacy of prescribed treatments, and a productivity system designed to capture information regarding therapist productivity in order to more efficiently deliver therapy services.

          Pursue Complementary Acquisitions. Faced with the uncertainties related to health care reform, increasing consolidation and sophistication of client hospitals, a growing need for capital resources and the necessity to provide a wide range of specialized services, many small companies providing contract management services to hospitals are seeking to affiliate with, or be acquired by, larger contract management companies. The Company intends to capitalize on this trend by pursuing acquisitions of businesses which are within the Company's scope of services or that perform services which are complementary to those already offered by the Company.

SERVICES

     MileStone is a leading provider of contract management services for specialty care units in hospitals. The Company also provides contract therapy services to hospitals, outpatient facilities, subacute facilities, schools and other locations and owns and operates nine outpatient therapy clinics. At May 31, 1996, the Company provided services in 14 states under 121 contracts, 83 of which were hospital contracts. The remainder consisted of contracts for the provision of therapy services outside of the hospital setting. For the fiscal year ended May 31, 1996, hospital program management services, contract therapy services and outpatient clinic services represented 82%, 13% and 5% of revenues, respectively.

     The Company's hospital program management services are designed to enable its client hospitals to respond proactively to market trends by delivering quality health care throughout the care continuum. The growth of managed care has led to the need for integrated delivery systems consisting of alliances among healthcare facilities and providers organized to offer a range of health care services. The Company believes that by coupling a hospital's existing plant, equipment and other resources with the Company's expertise in delivering services throughout the care continuum a hospital can maximize capacity utilization and become a full service health care provider on a cost-effective basis.

     The Company believes that a hospital derives two primary benefits by contracting with MileStone to design and manage specialty care or therapy programs:

          Enhance Likelihood for Operational Success. The Company believes that its focus on managing these programs has allowed it to develop significantly greater expertise in the design, operation and marketing of specialty care programs than that of most acute care hospitals and that this expertise greatly enhances the likelihood of the operational and financial success of the program. In addition, the Company's knowledge and experience in the areas of licensing, certification, staffing and reimbursement allow it to establish programs and achieve profitability more quickly than hospitals which choose to rely on internal resources.

          Provide for Better Integration with Other Hospital Services. The Company believes that it possesses a more sophisticated understanding than most acute care hospitals of how specialty care programs can be integrated with a hospital's existing services in order to maximize the potential of the hospital's care continuum, and thereby enhance patient flow. In designing each program, the Company considers the existing services provided by the hospital client, as well as by other health care providers in the market, in order to identify opportunities for maximizing the success not only of the program but of the hospital's other services.

     MileStone manages a broad range of clinical programs, including inpatient acute physical rehabilitation, comprehensive outpatient rehabilitation facilities, skilled nursing and subacute care, contract therapy services, geropsychiatric, cardiac outpatient, and sports and industrial medicine. The programs use a treatment team approach, with the admitting physician, social workers, nurses, therapists and counselors coordinating each phase of therapy. The clinical components may include medical and nursing services, physical therapy, group and family therapy, recreational therapy, occupational therapy, lifestyle education, speech language therapy and social services. The involvement of the patient's family is strongly encouraged. Each program is individually tailored to address the needs of the patients, the client hospital, physicians and payor groups.

     Under a typical program, MileStone:

     - Conducts a strategic marketing assessment to gather hospital census and demographic data and to create a strategic marketing plan which addresses the specific needs of the community.

     - Provides guidance on issues related to certification, licensing, reimbursement and other regulatory issues.

     - Assists the hospital architect in designing the unit to optimize space and equipment utilization and meet regulatory requirements.

     - Coordinates patient services and resources of the hospital to ensure optimal clinical path development.

     - Supervises hiring, staffing and policy and procedure development as well as marketing and community relations activities.

     - Conducts ongoing training of staff and maintains quality assurance programs.

     - Interfaces with the hospital's administrative and clinical departments to achieve seamless delivery of patient care. MileStone's name is not used and its role is not publicly emphasized in the operation or marketing of the programs.

     - Provides family counseling and other services designed to transition the patient from the hospital setting to the home, nursing home or other post-acute setting.

     In general, the clinical, marketing and administrative staff for each program managed by the Company is recruited and compensated by MileStone, except for the nursing staff, which is provided by the hospital. Therapists may also be provided by the hospital. Each program has a medical director, an administrative program director who is usually a health care professional, a community relations coordinator, and additional therapists, as needed. As a condition for certification, a medical director is required to participate in the Medicare program. The medical director may be retained and compensated by either the hospital or

MileStone. Each local program director receives ongoing support from corporate and regional support staff in all areas, including recruiting, finance, reimbursement, development, marketing and quality assurance. The Company recruits staff by contacting qualified individuals who reside in or near the location involved or who have expressed an interest in relocating there. The Company prescreens responses to determine which candidates best satisfy the Company's qualifications and verifies the licensing, training and professional references of such candidates. Following this qualification process, the Company interviews the candidates and arranges interviews for the candidates with hospital personnel.

     The treatment programs managed by MileStone are designed to provide a care continuum consisting of inpatient and outpatient services. Set forth below is a description of hospital programs currently managed by the Company.

          Acute Rehabilitation Units. Typical patients in acute rehabilitation units suffer from stroke or orthopedic impairment. To be eligible for these programs, patients must be strong enough to participate in and benefit from a minimum of three hours of therapy per day. MileStone is focused on ensuring that treatments provided are cost-effective and outcome-oriented. At July 16, 1996, MileStone managed 29 acute rehabilitation units.

          Subacute Units. Patients in subacute units typically have a concentration of pulmonary, cardiac, post-surgical cancer and other medical conditions and require intravenous antibiotic therapy or nutritional support. Patients with stroke or orthopedic conditions may also be treated in subacute units. At July 16, 1996, MileStone managed 30 subacute units.

          Outpatient Therapy Programs. Patients in outpatient therapy programs typically have transitioned from a more acute level of service. At July 16, 1996, MileStone managed 15 outpatient programs, 14 of which were comprehensive outpatient rehabilitation facilities ("CORFs").

          Contract Therapy Management. Hospitals are required to provide therapy services. A shortage of therapists in the United States coupled with hospitals' general lack of productivity management tools for therapists have led to a strong demand for therapy management services. The Company believes that the MileStone therapy product line with a proprietary therapy productivity system and dedicated therapy recruiters provide a competitive advantage in this area. At July 16, 1996, MileStone managed the therapy programs of nine hospitals.

          Other Care Continuum Programs. MileStone also currently manages other care continuum programs such as geropsychiatric inpatient programs and cardiac outpatient programs. MileStone intends to explore adding additional services such as senior health centers, assisted living management and other complimentary services.

     In addition to providing hospital management services, the Company provides contract therapy services to outpatient facilities, subacute facilities, schools and other locations, and owns and operates nine outpatient therapy clinics.

CLIENTS

     Client Hospitals. MileStone's hospital clients are located in 14 states and range in size from large tertiary care hospitals to general acute care hospitals located in smaller communities. The Company's typical hospital has approximately 250 beds. Most of these clients are for-profit general acute care hospitals, some of which are members of an affiliated group.

     At July 16, 1996, MileStone had management contracts with 44 hospitals owned by Columbia, the largest operator of hospitals in the country. These hospitals collectively accounted for approximately 73% of the Company's net revenues for the year ended May 31, 1996. Of the 44 Columbia hospitals with which MileStone has contracts, eight contracts were originally negotiated by MileStone with Epic, four were negotiated with HealthTrust, eleven were negotiated with Galen, three were negotiated with not-for-profit hospitals and three were negotiated with HCA prior to the acquisition of such entities by Columbia. The

Company believes that the broad distribution of the original contracts for these Columbia facilities demonstrates a correspondingly broad success in marketing to several for-profit hospital companies.

     Hospital Program Management Contracts. MileStone provides its management services under contracts which have terms that generally range up to five years. Under the contracts, the hospital typically provides the space (including beds for inpatient programs), nursing staff and support services (such as billing, dietary and housekeeping) and may provide therapists and medical directors. MileStone is paid directly by its hospital clients for the management services it provides. Under each contract, MileStone receives either a variable fee related in part to patient census at the program or a fixed fee per month. These fees are usually required to be paid to the Company by the hospital within 30 days of the billing date. Under most contracts, the management fee is subject to annual adjustment as a result of changes in the consumer price index or other economic indicators. The fee may also be subject to adjustments for hospital bad debt expenses and to reflect discounts given by the client hospital to managed care and other payors.

     Most of MileStone's management contracts require the Company to indemnify the client hospital for any Medicare reimbursement disallowances relating to a patient treated in a program managed by the Company or to the client hospital's payment of the Company's management fees. The Company's refund obligation typically survives for a period of approximately three years after termination of the related management contract. Accordingly, the Company could become subject to refund obligations to client hospitals. The disallowance by Medicare of any significant portion of a client hospital's costs relating to a program managed by the Company could adversely affect the Company. The Company's hospital contracts also require the Company and the hospital client to indemnify each other against any liabilities or expenses caused (or asserted to have been caused), with or without fault, as a result of services provided by the indemnifying party, its employees or agents in the contract. The contracts typically prohibit the client hospital from soliciting MileStone employees during the contract term.

     The contracts are generally terminable by either party if the program contemplated by the contract is not operating within a specified time period (typically one year after the date of the contract). The contracts are also typically terminable upon a breach of the contract by the other party, the occurrence of certain other specified events involving insolvency or the revocation of applicable accreditation or licenses. Furthermore, the contracts typically provide the Company and its clients with the right to renegotiate the contract (and to terminate the contract if no agreement is reached) upon the occurrence of material changes in Medicare regulations or Joint Committee on Accreditation of Health Care Organizations or other accreditation standards onerous to either party. Any such changes would also likely adversely affect the ability of the Company to renew or extend existing management contracts and to obtain new management contracts. See "Risk Factors -- Reimbursement Considerations."

     Contract Therapy Agreements. The Company's physical rehabilitation services are provided under contracts which generally have an initial term of one year and are automatically renewed for subsequent periods of one year unless either party gives notice. Most of the contracts may be terminated by either party upon 30 days' prior written notice. Most of these contracts entitle the Company to be paid specified fees by the client per unit of therapist time and include indemnification requirements for Medicare disallowances similar to the requirements in hospital program management contracts. See "Clients -- Hospital Program Management Contracts." Under other contracts, the Company is reimbursed for services directly through the Medicare program in accordance with prescribed rates and is subject to retrospective disallowances for approximately three years.

SALES AND MARKETING

     The Company's target market is comprised of for-profit and not-for-profit hospitals that often have excess capacity and are seeking to gain competitive advantage through the provision of post-acute, subacute and other specialty care services. The Company estimates that there are 3,500 of such hospitals in the United States. These hospitals are large enough and have sufficient market presence to benefit from the Company's programs. Potential clients include hospitals without existing programs such as those managed by the Company, as well as hospitals with existing programs of which the Company could assume management.

During the fiscal year ended May 31, 1996, the Company signed 24 new management contracts and one existing contract was terminated. To date, all six of the Company's hospital management contracts that have come up for renewal have been renewed.

     The Company markets its services by advertising in hospital and health care trade journals and by attending and participating in various hospital trade conferences. Historically, the Company has gained a significant number of its client hospitals through referrals from existing clients. The Company's marketing efforts involve the active participation of its executive officers as well as three full-time management contract sales representatives. The sales representatives compile information from numerous databases to identify a list of prospective clients that is updated regularly based on criteria indicating which hospitals are the most likely potential clients. A MileStone sales representative directly contacts the prospective clients and, where appropriate, presents a detailed proposal to the hospital's management. The proposal often contains detailed financial projections of the proposed programs and is tailored to address the potential client's specific needs.

REIMBURSEMENT FOR SERVICES

     Although MileStone is paid directly by its client hospitals for the management services it provides, most of the Company's client hospitals receive reimbursement under the Medicare or Medicaid programs for health services provided in programs managed by MileStone. In order to receive reimbursement under the Medicare or Medicaid programs, each hospital or facility must meet applicable requirements promulgated by the United States Department of Health and Human Services relating to the standards of patient care and comply with all state and local laws, rules and regulations. MileStone believes that the programs it manages comply in all material respects with applicable Medicare and Medicaid requirements. In addition, under many of its management contracts, the Company is obligated to refund all or a portion of its fee if either Medicare denies reimbursement for an individual patient treatment or if the fee paid to the Company is denied by Medicare as a reimbursable cost.

     DPU Management Services. Since 1983, Medicare has generally used the PPS to reimburse general acute care hospitals for inpatient operating costs. Under this system, a general acute care hospital receives a fixed payment for each of approximately 490 DRGs, subject to certain payment adjustments based on geographic location, teaching status, service to indigent patients and outlier cases. However, services furnished in a qualifying rehabilitation or psychiatric DPU or hospital-based SNF, the sites from which most of the Company's revenues are derived, are exempt from prospective payment. DPU costs are reimbursed on a reasonable-cost basis, subject to certain limitations and incentives.

     SNF Management Services. Medicare reimburses the "reasonable cost" of hospital-based SNFs, subject to per diem limits on the cost of routine services. Reimbursable costs include reasonable management fees, plus an allocation of the hospital's reasonable overhead costs. A "new" hospital-based SNF is exempt from the reasonable cost limits for a period of time usually corresponding with the SNF's first three years of operation. Expiration of an SNF's "new provider" exemption may adversely affect the prospect of renewal of MileStone's management contract with the SNF. As of May 31, 1996, the exemption period had not expired for any of the Company's 30 SNF contracts.

     Contract Therapy Services. MileStone furnishes therapy services on a contract basis to certain providers, and the providers bill Medicare for reimbursement of the amounts paid to MileStone for these services. Medicare has the authority to establish limits on the amount it reimburses for therapy services. For services other than inpatient hospital services, these limits are equivalent to the reasonable amount that would have been paid if provider employees had furnished the services. Medicare has exercised this authority by publishing "salary equivalency guidelines" for physical therapy and respiratory therapy services. Medicare does not currently have salary equivalency guidelines for other therapy services, but Medicare auditors may nonetheless impose disallowances if particular rates paid to these therapists are substantially greater than the rates paid to other contract therapy companies by other providers in the same locality. Moreover, Medicare is likely to issue salary equivalency guidelines for occupational therapy and speech therapy services in the near future. Although for the fiscal year ended May 31, 1996, contract therapy services represented only 13% of the

Company's revenues, if HCFA adopts such limits and if such limits are set too low, the financial condition of the Company would be adversely affected.

     The Medicare and Medicaid programs are subject to statutory and regulatory changes, retroactive and prospective payment adjustments, administrative rulings and funding restrictions, any of which could have the effect of limiting or reducing reimbursement levels to general acute care hospitals for services provided by programs managed by the Company. In the legislative area, both the Clinton Administration and Congress have proposed changes that would constrain payment growth for DPUs and SNFs, including proposals to implement prospective payments for DPUs and SNFs. See "Risk Factors -- Developments in the Health Care Industry." Any changes which limit or reduce Medicare reimbursement levels, or which impose significant restrictions on participation in the Medicare programs, could have a material adverse effect on the Company's client hospitals and, in turn, on the Company. The Company cannot predict whether any changes to such government programs will be adopted or, if adopted, what effect, if any, such changes would have on the Company. In addition, there can be no assurance that hospitals which offer programs now or hereafter managed by the Company will satisfy the requirements for participation in the Medicare or Medicaid programs.

     Federal law contains certain provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients are medically necessary and meet professionally recognized standards. These provisions include a requirement that admissions of Medicare and Medicaid patients to hospitals must be reviewed in a timely manner to determine the medical necessity of the admissions. In addition, these provisions state that a hospital may be required by the federal government to reimburse the government for the cost of Medicare-reimbursed services that are determined by a peer review organization to have been medically unnecessary. MileStone and its client hospitals have developed and implemented quality assurance programs and procedures for utilization review and retrospective patient care evaluation intended to meet these requirements.

COMPETITION

     The health care contract management services industry is highly competitive. MileStone's competitors include several national companies as well as many regional and local companies, some of which have, or may, obtain greater resources than the Company. In addition, the Company's current and potential clients may choose to operate their own programs rather than contract with the Company. Furthermore, general acute care hospitals, the primary market for the Company's services, compete for patients with other providers of similar services. The inability of the Company or its client hospitals to compete effectively could have a material adverse effect on the Company's business, financial condition or results of operations. The Company believes that competition within the market is based principally on quality of care, operations, marketing abilities and client service.

GOVERNMENT REGULATION

     MileStone's business is affected by federal, state and local laws and regulations concerning, among other matters, facilities and reimbursement for services. These regulations impact the development and operation of programs managed by MileStone for its client hospitals. Licensing, certification, reimbursement and other applicable government regulations vary by jurisdiction and are subject to periodic revision. MileStone is not able to predict the content or impact of future changes in laws or regulations affecting the industry.

     Post-Acute Care Facility Use and Certification. Hospital facilities are subject to certain federal, state and local regulations, including facilities use, licensure and inspection requirements, and licensing or certification requirements of federal, state and local health agencies. Many states also have certificate-of-need laws intended to avoid the proliferation of unnecessary or under-utilized health care services and facilities. The programs which MileStone manages are also subject to licensure and certification requirements. MileStone assists its client hospitals in obtaining and renewing required approvals for the managed programs. Some approval processes may lengthen the time required for new programs to commence operations. In granting and renewing a facility's licenses, governmental agencies generally consider, among other factors, the physical condition of the facility, the qualifications of administrative and professional staff, the quality of professional and other services, and the continuing compliance of such facility with the laws and regulations applicable to its operations. MileStone believes that the programs it manages and the facilities of the client hospitals used in the operation of such programs comply in all material respects with applicable licensing and certification requirements.

     Medicare Fraud and Abuse and Patient Referral Laws. Various state and federal laws regulate relationships between health care providers and referral sources. In particular, the Medicare and Medicaid anti-kickback statute prohibits any knowing and willful offer, payment or receipt of any form of remuneration, either directly or indirectly, in return for, or to induce (i) referral of an individual for a service for which payment may be made by Medicare or certain state health care programs (e.g., Medicaid) or (ii) purchasing, leasing, ordering or arranging for, or recommending the purchase, lease or order of, any service or item for which payment may be made by Medicare or certain state health care programs. Violations of the anti-kickback law are punishable by a fine of up to $25,000 per violation and imprisonment for up to five years. In addition, the U.S. Department of Health and Human Services may exclude violators from participation in the Medicare and Medicaid programs. The Company's relationships with its hospital clients and physicians have not been examined by federal authorities under the anti-kickback rules. Although the Company believes that its operations do not violate the anti-kickback rules, there can be no assurance that federal regulatory authorities will not challenge the Company's activities under these rules.

     Subject to certain exemptions, federal law also prohibits Medicare or Medicaid payments for services furnished by an entity pursuant to a referral by a physician who has a financial relationship with the entity through ownership, investment or a compensation arrangement. Any person who submits claims for any services furnished in violation of the law may be subject to civil fines of up to $15,000 for each claim and exclusion from the Medicare and Medicaid programs. In addition, persons entering into schemes or arrangements for the purpose of circumventing the law may be subject to civil monetary penalties of up to $100,000 for each scheme and exclusion from the Medicare and Medicaid programs. The Company's relationships with its hospital clients and physicians have not been examined by federal authorities under the physician self-referral rules. Although the Company believes that its operations do not violate the physician self-referral rules, there can be no assurance that federal regulatory authorities will not challenge the Company's activities under these rules.

     Certain states have adopted, or are considering adopting, restrictions similar to those contained in the federal anti-kickback and physician self-referral laws. Although the Company believes that its operations do not violate applicable state laws, there can be no assurance that state regulatory authorities will not challenge the Company's activities under such laws.

     Health Care Reform. The Clinton Administration and various federal legislators have considered health care reform proposals intended to control health care costs and to improve access to medical services for uninsured individuals. These programs included proposed cutbacks to the Medicare and Medicaid programs and steps to permit greater flexibility in the administration of Medicaid. In addition, some states in which the Company operates are considering various health care reform proposals. It is uncertain at this time what legislation on health care reform may ultimately be enacted or whether other changes in the administration or interpretation of governmental health care programs will occur. The Company's services are designed to function within the structure of the health care financing and reimbursement system currently being used in the United States. The Company believes that the commercial value and appeal of its services may be adversely affected if the current health care financing and reimbursement system were to be materially changed. There can be no assurance that future health care legislation or other changes in the administration or interpretation of governmental health care programs will not have a material adverse effect on the Company's business, financial condition or results of operations. See "Risk Factors -- Developments in Health Care Industry."

EMPLOYEES AND INDEPENDENT CONTRACTORS

     At May 31, 1996, the Company had approximately 306 employees. In addition, as of such date, the Company had contracts with approximately 92 medical professionals, including physicians and therapists.

PROPERTIES

     The space required for programs managed by the Company is provided by the client hospitals either within their existing facilities or at other locations owned or leased by the hospitals. The Company also owns and operates nine physical therapy facilities located in New Mexico and Texas.

     The Company presently maintains its executive offices in approximately 7,800 square feet of space in Dallas, Texas pursuant to a lease expiring in 1997 with an unaffiliated third party at an annual rental of approximately $106,000.

LEGAL PROCEEDINGS

     The Company is party to routine legal and administrative proceedings arising in the ordinary course of its business. The proceedings now pending are not, in the Company's opinion, material either individually or in the aggregate.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to the executive officers and directors of the Company as of the date hereof:

NAME                                      AGE                         POSITION
- ----                                      ---                         --------
Charles L. Allen........................  43          President, Chief Executive Officer and
                                                        Director
Roy W. Griffitts, Jr. ..................  38          Chief Operating Officer and Director
William A. Brosius......................  32          Chief Financial Officer
Guy L. de Chazal(1)(2)..................  48          Director
Scott S. Halsted(1)(2)..................  36          Director

- ---------------

(1) Member of the Audit Committee.

(2) Member of the Compensation Committee.

     Charles L. Allen has served as President, Chief Executive Officer and a director of the Company since September 1991. Mr. Allen founded MileStone in 1991 and prior to that was Vice President of Business Development and Hospital Operations for Epic, a $1.0 billion network of 36 hospitals in 10 states. He began his career in health care as a senior consultant for Coopers & Lybrand. Mr. Allen holds B.A. and M.B.A. degrees from The University of Texas.

     Roy W. Griffitts, Jr. has served as Chief Operating Officer and a director of the Company since September 1991. Mr. Griffitts was the Vice President of Business Development for Moss Rehabilitation Hospital in Philadelphia from March 1990 to September 1991. He earned B.S., M.A. and M.B.A. degrees from Michigan State University, Wayne State University and The University of Detroit, respectively.

     William A. Brosius has served as Chief Financial Officer of the Company since September 1991. Before joining MileStone, he was responsible for reporting financial and operational results for 18 of Epic's 36 acute care hospitals. Mr. Brosius, a C.P.A., earned his B.B.A. degree from Emory University and is a former Senior Auditor for Arthur Andersen & Co.

     Guy L. de Chazal has served as a director of the Company since May 1995. Mr. de Chazal is a Managing Director of Morgan Stanley & Co., Incorporated ("Morgan Stanley") and a director and President of Morgan Stanley Venture Capital II, Inc. ("MSVC II"). He joined Morgan Stanley, an investment banking firm, in 1986. He is also a director of Cytyc Corp., PageMart Wireless Inc., SPSS Inc. and several privately held companies. Mr. de Chazal graduated from Manchester University, England in 1969 with a B.Sc. in Mechanical Engineering. He earned an M.B.A. with Distinction from Harvard University Graduate School of Business Administration in 1976.

     Scott S. Halsted has served as a director of the Company since May 1995. Mr. Halsted is a Vice President of MSVC II. Prior to joining MSVC II in October 1987, Mr. Halsted worked in the Business Development Group of Hexcel Medical and for Intermedics Orthopedics. He also serves on the board of directors of several privately held companies. Mr. Halsted received an M.M. degree from the Kellogg Graduate School at Northwestern University in 1987 and received B.A. and B.E. degrees in Biomechanical Engineering from Dartmouth College in 1981 and 1982.

                             ---------------------

     The Board of Directors currently consists of five director positions, one of which is presently vacant. Each director serves for a one-year term. The Company intends to nominate and cause to be elected to the Board of Directors after completion of this offering, at least one individual unaffiliated with management or any of the Company's current securityholders. There are no family relationships between any director, officer or person nominated or chosen to become a director or officer and any other such persons.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     In the fiscal year ended May 31, 1996, executive officer compensation decisions were made by the Board of Directors. Messrs. Allen and Griffitts were members of the Board of Directors and executive officers of the Company during the fiscal year ended May 31, 1996. No executive officer of the Company served during this period as a director or as a member of the compensation committee of any other entity in which an executive officer of such entity served as a director of the Company.

COMMITTEES OF THE BOARD OF DIRECTORS

     The Board of Directors has two standing committees, the Audit Committee and the Compensation Committee. The Audit Committee consists solely of independent directors and meets periodically with representatives of the Company's independent auditors to review the general scope of the annual audit, including consideration of the Company's accounting practices and procedures and system of internal accounting controls, and reports to the Board of Directors with respect thereto. The Compensation Committee consists solely of "disinterested persons" within the meaning of Rule 16b-3(c)(2)(i) promulgated under the Exchange Act and "outside directors" as contemplated by Section 162(m)(4)(c)(i) of the Code. The Compensation Committee meets periodically to review and make recommendations with respect to the annual compensation of the Company's executive officers and administer the Company's stock option plans.

DIRECTOR COMPENSATION

     Directors do not receive compensation for service on the Board of Directors or any committee thereof, but are reimbursed for their reasonable out-of-pocket expenses in connection with their travel to and attendance at meetings of the Board of Directors or committees thereof.

VOTING AGREEMENT

     The current members of the Board of Directors were elected pursuant to a voting agreement contained in the Company's certificate of incorporation. The voting agreement will be terminated upon the completion of this offering.

EXECUTIVE COMPENSATION

     The following table provides certain summary information concerning the compensation awarded to, earned by or paid to the chief executive officer and the four next most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for services rendered in all capacities in the fiscal year ended May 31, 1996.

                           SUMMARY COMPENSATION TABLE

                                                                      LONG-TERM
                                                                     COMPENSATION
                                                                        AWARDS
                                                                     ------------
                                                                      SECURITIES
                                                                      UNDERLYING     ALL OTHER
           NAME AND PRINCIPAL POSITION          SALARY    BONUS(1)     OPTIONS      COMPENSATION
           ---------------------------         --------   --------   ------------   ------------
    Charles L. Allen.........................  $151,378.. $156,624      175,804         $190(2)
      President and Chief Executive Officer
    Roy W. Griffitts, Jr.....................   128,022     92,721       94,664           --
      Chief Operating Officer
    William A. Brosius.......................    86,302     45,630       81,140           --
      Chief Financial Officer
    Roger Jenkins............................    96,955     36,347       22,050           --
      Chief Operating Officer, Therapy
      Services
    Deborah J. Bridges.......................    85,861     32,250       25,725           --
      Regional Vice President, Operations

     --------------------

     (1) Amounts shown represent bonuses earned in the year indicated and paid in the following year.

     (2) Amount represents annual premium on term life insurance policy paid by the Company.

EMPLOYMENT AGREEMENTS

     On May 31, 1995, the Company entered into an employment agreement with each of Charles L. Allen, Roy W. Griffitts, Jr. and William A. Brosius, providing for a minimum annual base salary of $150,600, $127,364 and $84,500, respectively. Under the terms of each such agreement, the Company agreed to employ each such officer until the earliest of the officer's voluntary termination, the Company's termination of such officer with or without cause, or May 31, 2000. In the event the officer's employment is terminated without cause, the Company shall have (i) an obligation to pay the officer an amount equal to the bonus the officer would have been entitled to receive had he been employed for a full year, prorated for the portion of the year the officer was actively employed and (ii) a continuing obligation to make payments of base salary at the rate in effect at the effective date of the termination for a period of 12 months following the effective date of the termination. Pursuant to these employment agreements, such executive officers have agreed, while they are employees of the Company or for a period of one year thereafter, not to participate in a business or enterprise that competes with the Company.

     On September 25, 1993, TruCare entered into an employment agreement with Roger T. Jenkins providing for an annual base salary of not less than $90,000. In addition, while employed by TruCare, Mr. Jenkins is eligible to receive an annual incentive bonus equal to at least 50% of his then current annual base salary, provided that TruCare's earnings before income taxes equal or exceed its budgeted earnings before income taxes in the relevant fiscal year. Under certain circumstances, the incentive bonus may be increased based on the achievement of specific criteria set forth in the agreement relating to TruCare's earnings before income taxes and budgeted earnings before income taxes. Under the terms of the agreement, TruCare agreed to employ Mr. Jenkins as Chief Operating Officer of TruCare until the earliest of Mr. Jenkins' voluntary termination, death or disability, voluntary termination of Mr. Jenkins with or without cause, or September 30, 1997. In the event Mr. Jenkins' employment is terminated without cause, TruCare shall have the obligation to pay him (i) an amount equal to two times the monthly base compensation being received on the date of termination and (ii) the incentive compensation bonus he would have received for the year prorated for the portion of the year Mr. Jenkins was employed. This employment agreement provides that for a period of two years following the termination of Mr. Jenkins' employment, he will not participate in a business that competes with TruCare.

OPTION GRANTS IN FISCAL YEAR 1996

     The following table sets forth certain information relating to grants of stock options made during the fiscal period ended May 31, 1996 to the Named Executive Officers. Such grants are reflected in the Summary Compensation Table above.

                                                                                               POTENTIAL
                                                                                              REALIZABLE
                                                                                               VALUE AT
                                                                                            ASSUMED ANNUAL
                                                 INDIVIDUAL GRANTS                          RATES OF STOCK
                           -------------------------------------------------------------         PRICE
                              NUMBER OF        % OF TOTAL                                    APPRECIATION
                             SECURITIES      OPTIONS GRANTED   EXERCISE OR                  FOR OPTION TERM
                             UNDERLYING      TO EMPLOYEES IN    BASE PRICE    EXPIRATION    ---------------
                           OPTIONS GRANTED     FISCAL YEAR        ($/SH)         DATE       5%($)    10%($)
                           ---------------   ---------------   ------------   ----------    -----    ------
    Charles L. Allen......          --              --%
    Roy W. Griffitts,
      Jr..................          --              --
    William A. Brosius....          --              --
    Roger Jenkins.........      11,025             5.5             0.82         8/31/05       452      904
                                11,025             5.5             4.46         4/04/06     2,459    4,917
    Deborah J. Bridges....      14,700             7.3             0.82         8/31/05       603    1,205
                                11,025             5.5             4.46         4/04/06     2,459    4,917

FISCAL YEAR-END OPTION VALUE TABLE

     The following table provides certain information concerning the number of securities underlying unexercised stock options held by each of the Named Executive Officers as of May 31, 1996. None of the Named Executive Officers exercised any stock options during the fiscal year ended May 31, 1996.

                                             NUMBER OF SECURITIES             VALUE OF UNEXERCISED
                                            UNDERLYING UNEXERCISED           IN-THE-MONEY OPTIONS AT
                                           OPTIONS AT MAY 31, 1996               MAY 31, 1996(1)
                                         ----------------------------    -------------------------------
                   NAME                  EXERCISABLE    UNEXERCISABLE    EXERCISABLE(1)    UNEXERCISABLE
    -----------------------------------  -----------    -------------    --------------    -------------
    Charles L. Allen...................     21,976         153,828          $340,849        $ 2,385,906
    Roy W. Griffitts, Jr...............     11,833          82,831           183,529          1,284,723
    William A. Brosius.................     10,142          70,998           157,309          1,101,194
    Roger Jenkins......................         --          22,050                --            301,800
    Deborah J. Bridges.................         --          25,725                --            358,800

     --------------------

     (1) Represents the total gain which would be realized if all in-the-money options beneficially held at May 31, 1996 were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and $12.00 (the assumed public offering price).

STOCK OPTION PLAN

     In July 1996, the Board of Directors and stockholders of the Company adopted the 1996 Stock Option Plan (the "Plan"). In connection with the Merger, the Company assumed under the Plan the options granted by the Company's parent holding corporation under its 1995 Stock Option Plan. The Plan is currently administered by the Board of Directors and will be administered by the Stock Option Committee following this offering. The Plan provides that options granted under the Plan may be either "incentive stock options" ("ISOs") as defined by the Internal Revenue Code of 1986, as amended (the "Code"), or non-ISOs. The maximum number of shares of Common Stock available for grant under the Plan is 699,242. Options to purchase 550,571 shares were outstanding under the Plan, 427,829 of which have an exercise price of $.82 per share and 122,742 of which have an exercise price of $4.46 per share. All of the options granted to date under the Plan are exercisable over either a four- or five-year period. Generally, the options granted Messrs. Allen, Griffitts and Brosius vest in scheduled amounts over time if the Company achieves specified goals related to its earnings before deduction of interest, taxes, depreciation and amortization expense. In addition, options not previously vested will vest upon the fifth anniversary of the vesting commencement date, provided that the optionee is still an employee of the Company, and upon the occurrence of certain other events. To date, all options granted under the Plan have been ISOs. Options for 10,142 shares have been exercised under the Plan as of July 16, 1996.

     The exercise price of options granted under the Plan shall be determined by the Board of Directors, but in the case of ISOs, may not be less than 100% of the fair market value of the Common Stock on the date of grant (110% in the case of ISOs granted to a holder of more than 10% of the total voting power of all classes of the Company's capital stock on the date of the grant). Absent a public market for the Common Stock, the Plan provides for the fair market value per share of Common Stock to be determined by the Board of Directors of the Company (or a committee thereof if one has been appointed to administer the Plan).

     An option under the Plan may not be granted with a term exceeding ten years (five years in the case of ISOs granted to a holder of more than 10% of the total voting power of all classes of the Company's capital stock on the date of the grant). In the event of a merger of the Company, options granted under the Plan shall terminate as of the date of the closing of the merger, to the extent such options are not assumed or substituted by a successor corporation. Notwithstanding the foregoing, the Board of Directors may determine, in its discretion, any additional vesting or acceleration terms for options granted under the Plan, in the context of a consolidation, merger, sale of assets or reorganization of the Company. The option exercise price may be paid in cash, check, promissory note or by delivery of Common Stock already owned by the optionee (valued at its fair market value at the time of exercise) or any combination of the foregoing.

                              CERTAIN TRANSACTIONS

     The Acquisition. On May 31, 1995, Messrs. Allen, Griffitts and Brosius, and Morgan Stanley Venture Capital (as defined below) (the "Purchasers") purchased the Company from an indirectly wholly-owned subsidiary of Columbia for approximately $27.0 million in cash (the "Acquisition"). The Acquisition was funded through equity financing provided by the Purchasers and through debt financing provided by Internationale Nederlanden (U.S.) Capital Corporation ("ING") and Morgan Stanley Venture Capital. The Company issued and sold an aggregate of 5,000,000 shares of Series A Preferred at a purchase price of $1.00 per share, as follows: (i) Morgan Stanley Venture Capital Fund II, L.P. purchased 2,651,335 shares; (ii) Morgan Stanley Venture Capital Fund II, C.V. purchased 660,546 shares; (iii) Morgan Stanley Venture Investors, L.P. purchased 688,119 shares; (iv) Mr. Allen purchased 535,714 shares; (v) Mr. Griffitts purchased 392,857 shares; and (vi) Mr. Brosius purchased 71,429 shares. Messrs. Allen, Griffitts and Brosius are officers and, in the case of Messrs. Allen and Griffitts, directors of the Company. Guy L. de Chazal, a director of the Company, is a director and president of MSVC II. Scott Halsted, a director of the Company, is a vice president of MSVC II. MSVC II is the managing general partner of Morgan Stanley Venture Partners II, L.P., the general partner of Morgan Stanley Venture Investors, L.P., Morgan Stanley Venture Capital Fund II, L.P. and Morgan Stanley Venture Capital Fund II, C.V. (collectively, "Morgan Stanley Venture Capital"). In connection with the sale of Preferred Stock, the Company paid transaction fees to Messrs. Allen, Griffitts and Brosius in the amounts of $56,538, $40,384 and $8,078, respectively.

     Also in connection with the Acquisition, on May 31, 1995, the Company sold 294,000 shares of Common Stock at a purchase price of $.82 per share, as follows: Mr. Allen purchased 147,000 shares; (ii) Mr. Griffitts purchased 79,154 shares; and (iii) Mr. Brosius purchased 67,846 shares. The shares of Common Stock sold to each of Messrs. Allen, Griffits and Brosius are subject to repurchase rights of the Company which may be exercised upon the termination of employment of such officers, which repurchase rights expire upon a performance-based vesting schedule which provides for vesting in full on November 29, 1999.

     The Series A Preferred and Common Stock held by Morgan Stanley Venture Capital and Messrs. Allen, Griffitts and Brosius are subject to certain rights of first refusal, sale and co-sale rights upon any proposed transfer. These rights, contained in a stockholders agreement dated May 31, 1995, terminate upon the closing of this offering.

     On May 31, 1995, in connection with the Acquisition, ING extended credit to the Company to effect the Acquisition. The credit facility consisted of a revolving loan commitment of up to $5.0 million and a term loan in the principal amount of $10.0 million. As a condition precedent to extending such credit, ING was issued the Class B Warrant, consisting of a warrant to purchase up to 297,973 shares of Class B Common Stock at an initial exercise price of $.82 per share until May 31, 2005. The exercise price and the number of securities issuable upon the exercise of the Class B Warrant are subject to adjustment from time to time upon the occurrence of certain events as set forth in the related warrant purchase agreement. In connection with the issuance of the Class B Warrant, ING entered into a put and call agreement ("Put and Call Agreement") providing for certain rights and obligations with respect to the Class B Warrant and the shares underlying the Class B Warrant. As of May 31, 1996, there was no outstanding principal balance on the revolving loan commitment and the outstanding balance on the term loan was $7.0 million. See "Description of Capital Stock -- Class B Warrant."

     As a part of the Acquisition, the Put and Call Agreement was entered into by and among the Company, its parent holding corporation and ING. Pursuant to this agreement, the holder of the Class B Warrant has the right, under certain conditions, to cause the Company to repurchase the Class B Warrant and any shares of Class B Common Stock which have been received by the holder upon the exercise of the Class B Warrant at a purchase price per share equal to the fair market value per share less the exercise price per share. In addition, the Put and Call Agreement provides that, at any time after June 30, 2000, the Company's parent holding corporation has the right, under certain conditions, to cause the holder of the Class B Warrant to sell to the parent holding corporation the Class B Warrant and any shares of Class B Common Stock which have been received by the holder upon the exercise of the Class B Warrant at a purchase price per share equal to the fair market value per share less the exercise price per share plus ten percent. The Put and Call Agreement provides that these put and call provisions will terminate upon the completion of this offering.

     The Put and Call Agreement also provides that the holder of the Class B Warrant has certain rights to participate in a sale of the Common Stock of the Company by certain stockholders of the Company (and certain of their successors and assigns) and that the Company has certain rights of first refusal with respect to the Class B Warrant and certain rights to require the holder of the Class B Warrant to participate in certain sales of the Common Stock of the Company, all at the times specified in, and pursuant to the terms and conditions set forth in, the Put and Call Agreement. These provisions of the Put and Call Agreement terminate upon a public offering in which the Class B Warrant or shares of Class B Common Stock received by the holder upon exercise of the Class B Warrant are registered and sold. These provisions of the Put and Call Agreement will survive the closing of this offering.

     In connection with the issuances of the Series A Preferred, Common Stock and Class B Warrant described above, the Company granted certain registration rights to the holders of these securities. See "Description of Capital
Stock -- Registration Rights."

     On May 31, 1995, in connection with the Acquisition, the Company issued the Subordinated Indebtedness to Morgan Stanley Venture Capital in the principal amount of $9,000,000 at an annual interest rate of 16.5%. As of May 31, 1996, the outstanding balance of the Subordinated Indebtedness was $10,550,661. Morgan Stanley Venture Capital sold the Subordinated Indebtedness to unaffiliated third parties on May 6, 1996. In consideration for their purchase of the Subordinated Indebtedness, the unaffiliated third parties received warrants entitling them to purchase from Morgan Stanley Venture Capital an aggregate of 270,270 shares of Series A Preferred at an exercise price of $1.00 per share. In connection with the sale of the Subordinated Indebtedness, certain registration rights with respect to the Series A Preferred issuable upon exercise of the warrants were assigned to the unaffiliated third parties by Morgan Stanley Venture Capital, which assignment was acknowledged and agreed to by the Company. The Company has no other obligations with respect to such warrants.

     Other. On June 30, 1996, William A. Brosius exercised options under the Plan to purchase 10,142 shares of Common Stock at an exercise price of $.82 per share, for an aggregate purchase price of $8,279.40.

     The Company has adopted provisions in its Bylaws which provide, and upon completion of this offering, the Company will amend its Certificate of Incorporation to provide, for indemnification of its officers and directors to the maximum extent permitted under the Delaware General Corporation Law. In addition, the Company has entered into separate indemnification agreements with each of its directors which may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under the Delaware General Corporation Law, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to establish a trust for the provision of such expenses under certain circumstances.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the Common Stock as of May 31, 1996 (on a pro forma basis to reflect the automatic conversion of the Series A Preferred into 3,675,000 shares of Common Stock and the issuance in June 1996 of 10,142 shares of Common Stock upon the exercise of options) and as adjusted to reflect the sale of the Common Stock offered hereby (giving effect to the issuance upon the exercise of warrants of 150,000 shares of Common Stock to be sold in this offering) by (i) each person known by the Company to be the beneficial owner of more than 5% of the Common Stock, (ii) each director of the Company, (iii) each Named Executive Officer, (iv) all directors and executive officers of the Company as a group and
(v) each Selling Stockholder.

                                                 SHARES BENEFICIALLY      SHARES    SHARES BENEFICIALLY
                                                 OWNED PRIOR TO THE       TO BE       OWNED AFTER THE
                                                      OFFERING           SOLD IN         OFFERING
                                                 -------------------       THE      -------------------
NAME                                              NUMBER     PERCENT     OFFERING    NUMBER     PERCENT
- ----                                             ---------   -------     --------   ---------   -------
Morgan Stanley Venture Partners II, L.P.(1)....  2,940,000     73.9%           --   2,940,000    47.2%
  1221 Avenue of the Americas
  33rd Floor
  New York, New York 10020
Charles L. Allen(2)............................  606,677..     15.0       129,753     476,924      7.6
Roy W. Griffitts, Jr.(3).......................    403,403     10.0        83,762     319,641      5.1
Internationale Nederlanden
  (U.S.) Capital Corporation(4)................    297,973      7.0       150,000     147,973      2.3
  135 East 57th Street
  New York, New York 10022
William A. Brosius(5)..........................  150,773..      3.8        36,485     114,288      1.8
Deborah J. Bridges(6)..........................  3,675....     *               --       3,675        *
Roger Jenkins(7)...............................      2,756     *               --       2,756        *
Guy L. de Chazal(8)............................  2,940,000..   73.9            --   2,940,000     47.2
Scott S. Halsted(9)............................  2,940,000..   73.9            --   2,940,000     47.2
All directors and executive officers as a group
  (7 persons)(10)..............................  4,107,284..  100.0%                3,857,284    60.7%

- ---------------

* Less than one percent.

(1) Represents 1,948,732 shares held by Morgan Stanley Venture Capital Fund II, L.P., 485,501 shares held by Morgan Stanley Venture Capital Fund II, C.V. and 505,767 shares held by Morgan Stanley Venture Investors, L.P. Of the shares owned, 198,648 shares are subject to warrants held by unaffiliated third parties. The exercise price of such warrants is $1.36 per share.

(2) Includes 65,927 shares which may be purchased upon the exercise of options exercisable within 60 days of July 26, 1996.

(3) Includes 35,499 shares which may be purchased upon the exercise of options exercisable within 60 days of July 26, 1996.

(4) Represents shares of Common Stock issuable upon conversion of shares of Class B Common Stock issuable upon exercise of the Class B Warrant, of which 150,000 shares will be exercised prior to this offering.

(5) Includes 20,285 shares which may be purchased upon the exercise of options exercisable within 60 days of July 26, 1996.

(6) Represents 3,675 shares which may be purchased upon the exercise of options exercisable within 60 days of July 26, 1996.

(7) Represents 2,756 shares which may be purchased upon the exercise of options exercisable within 60 days of July 26, 1996.

(8) Mr. de Chazal is a general partner of Morgan Stanley Venture Partners II, L.P., which is the general partner of Morgan Stanley Venture Investors, L.P., Morgan Stanley Venture Capital Fund II, L.P. and Morgan Stanley Venture Capital Fund II, C.V. Mr. de Chazal disclaims beneficial ownership of such shares except to the extent of his beneficial ownership interest in Morgan Stanley Venture Partners II, L.P.

(9) Mr. Halsted is a vice president of MSVC II. Mr. Halsted disclaims beneficial ownership of such shares.

(10) Includes 128,142 shares which may be purchased upon the exercise of options exercisable within 60 days of July 26, 1996.

     ING, as holder of the Class B Warrant, may at any time exercise the Class B Warrant for 297,973 shares of Class B Common Stock. Prior to the effective date of this offering, 150,000 shares of Class B Common Stock will be issued upon exercise in part of the warrant, immediately converted into Common Stock and sold in this offering. The Class B Common Stock is non-voting and is convertible at any time, subject to certain restrictions, into shares of Common Stock on a one-for-one basis (subject to adjustment under certain circumstances). See "Certain Transactions," "Description of Capital Stock" and Notes 5 and 6 of Notes to Consolidated Financial Statements.

                          DESCRIPTION OF CAPITAL STOCK

     Prior to the closing of this offering, the Company will amend and restate its Certificate of Incorporation (the "Restated Certificate"). The Restated Certificate provides that the authorized capital stock of the Company will consist of 10,000,000 shares of Common Stock, par value $.001 per share, 500,000 shares of Class B Common Stock, par value $.001 per share, and 1,000,000 shares of Preferred Stock, par value $.001 per share.

     The following summary of certain provisions of the Common Stock, Class B Common Stock and Preferred Stock does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate of the Company and the Bylaws of the Company that are included as exhibits to the registration statement of which this Prospectus forms a part, as well as by the provisions of applicable law.

COMMON STOCK

     As of July 16, 1996, there were 3,979,141 shares of Common Stock outstanding (as adjusted to reflect the conversion of all of the Series A Preferred and the reverse stock split which occurred on July 26, 1996) held of record by six stockholders. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders and do not have cumulative voting rights. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of the Common Stock are entitled to receive ratably with the holders of the Class B Common Stock such dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably with the holders of the Class B Common Stock in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of shares of any Preferred Stock then outstanding. The Common Stock has no preemptive redemption, conversion or other subscription rights. All outstanding shares of Common Stock are fully paid and non-assessable, and the shares of Common Stock to be outstanding upon completion of this offering will be fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are subject to any series of Preferred Stock which the Company may issue in the future.

CLASS B COMMON STOCK

     As of July 16, 1996, there were no shares of Class B Common Stock outstanding. At any time and from time to time subject to certain restrictions, shares of Class B Common Stock may be converted into the same number of shares of Common Stock. Class B Common Stock is not redeemable, nor does it have any conversion rights and it is not subject to call. In addition, holders of shares of Class B Common Stock have no preemptive or other subscription rights. Holders of shares of Class B Common Stock are not entitled to vote on any matter submitted to a vote of stockholders of the Company. Subject to any preferences that may be applicable to any outstanding shares of Preferred Stock, the holders of Class B Common Stock are entitled to receive ratably with the holders of the Common Stock dividends, if any, as and when declared from time to time by the Board of Directors of the Company out of legally available funds. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Class B Common Stock are entitled to share ratably with the holders of the Common Stock in all assets remaining after payment of liabilities, subject to prior distribution rights of holders of shares of any Preferred Stock then outstanding. The rights, preferences and privileges of the holders of Class B Common Stock are subject to any series of Preferred Stock which the Company may issue in the future.

PREFERRED STOCK

     Upon the closing of this offering, the outstanding shares of Series A Preferred will be automatically converted into an aggregate of 3,675,000 shares of Common Stock. The Restated Certificate does not contain any references to the previously outstanding series of Preferred Stock and all of the rights, preferences and privileges contained in the existing Certificate of Incorporation of such previous series of Preferred Stock are eliminated. In addition, the number of authorized shares of Preferred Stock is reduced pursuant to the

Restated Certificate to 1,000,000 shares. The Board of Directors may issue Preferred Stock with voting and conversion rights which could adversely affect the voting power of the holders of Common Stock, and which could, among other things, render more difficult or discourage an attempt to obtain control of the Company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of the Company's management. The Board of Directors will be authorized to issue without stockholder approval such shares of Preferred Stock in one or more series and to determine and alter all rights, preferences and privileges and qualifications, limitations and restrictions thereof, including with respect to the rate and nature of dividends, the price and terms and conditions on which shares may be redeemed, the amount payable in the event of voluntary or involuntary liquidation, the terms and conditions for conversion or exchange into any other class or series of stock, voting rights and other terms.

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

     Under the Restated Certificate, upon completion of this offering, there will be 3,770,858 shares of Common Stock (excluding the 550,571 shares reserved for issuance under the Plan), 352,027 shares of Class B Common Stock (excluding 147,973 shares reserved for issuance under the Class B Warrant) and 1,000,000 shares of Preferred Stock available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital or to facilitate corporate acquisitions. The Company does not currently have any plans to issue additional shares of Common Stock, Class B Common Stock or Preferred Stock (other than shares of Common Stock which may be issued upon the exercise of options which have been granted or which may be granted in the future and shares of Class B Common Stock which may be issued upon exercise of the Class B Warrant).

CERTAIN PROVISIONS OF THE COMPANY'S RESTATED CERTIFICATE AND BYLAWS

     Section 102(b)(7) of the Delaware General Corporation Law provides that Delaware corporations may include in their certificates of incorporation a provision eliminating or limiting the personal liability of directors to the corporation or its stockholders for monetary damages for breach of their fiduciary duty including acts constituting gross negligence, except under certain circumstances, including breach of the director's duty of loyalty, acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law or any transaction from which the director derived improper personal benefit. The Company's Restated Certificate provides that the Company's directors are not liable to the Company or its stockholders for monetary damages for breach of their fiduciary duties, subject to the exceptions specified by Delaware law.

     The Company's Bylaws provide, and the Restated Certificate provides, that the Company will indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company is generally required to indemnify its directors and officers for all judgments, fines, loss, liability, settlements, legal fees and other expenses incurred in connection with pending or threatened legal proceedings because of the director's or officer's position with the Company or another entity that the director or officer serves at the Company's request, subject to certain conditions, and to advance funds to its directors and officers to enable them to defend against such proceedings. See "Certain Transactions."

REGISTRATION RIGHTS

     The Company is a party to a registration rights agreement pursuant to which it granted rights with respect to registration under the Securities Act of (i) the Common Stock issuable upon conversion of the Preferred Stock including the Preferred Stock issuable upon exercise of the Warrants held by the purchasers of the Subordinated Indebtedness, (ii) the Common Stock issued by the Company to Charles L. Allen, Roy W. Griffitts, Jr. and William A. Brosius (collectively, the "Management Investors") in connection with the Acquisition and upon exercise, under the Plan, of options held by the Management Investors, (iii) the Common Stock issuable upon conversion of the Class B Common Stock issued or issuable upon exercise of the Class B Warrant (all of such shares of Common Stock being referred to herein as "Registrable Securities").

     Under this agreement, the holders of at least 40% of the Registrable Securities can require the Company, subject to certain limitations, to file registration statements on Form S-1 covering all or any part of their Registrable Securities. In addition, at the request of any holder of Registrable Securities, the Company is required to file registration statements on Form S-3 (if the Company becomes eligible to use Form S-3) covering Registrable Securities. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to registration required by holders of Registrable Securities), the holders of Registrable Securities may require the Company, subject to certain limitations, to include all or any portion of their Registrable Securities in such registration. Subject to certain limitations, holders of more than 20% of the shares to be issued upon exercise of the Class B Warrant have the right, following this offering, to request registration of the shares to be issued upon exercise of the Class B Warrant if the reasonably anticipated aggregate price to the public in such offering would equal or exceed $100,000. This right may not be exercised during the first six months following the effective date of this offering. The Company has a fair market value purchase option with respect to the Class B Warrant registration rights. All expenses with respect to registrations under the Securities Act of Registrable Securities shall be paid by the Company, except that the Company is not obligated to pay any such expenses for any registrations on Form S-3 following the first three such registrations requested by the holders of Registrable Securities. Such expenses are to be paid pro rata among the holders of Registrable Securities requesting such registration.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of this offering, the Company will have 6,229,142 shares of Common Stock outstanding, assuming no exercise of currently outstanding options. Of these shares, the 2,500,000 shares sold in this offering (plus any additional shares sold upon exercise of the Underwriters' over-allotment option) will be freely transferable without restriction under the Securities Act, unless they are held by "affiliates" of the Company, as that term is defined in the Securities Act and the regulations promulgated thereunder. All of the remaining shares that will be outstanding may be sold pursuant to Rule 144, subject to the limitations, commencing May 31, 1997. In addition, all holders of outstanding capital stock of the Company and of options and warrants to purchase such stock from the Company, including all of the Company's officers and directors, have agreed, subject to certain limited exceptions, not to sell or otherwise dispose of any shares of Common Stock or any securities exercisable or exchangeable for or convertible into shares of Common Stock for a period of 180 days after the date of this Prospectus without the prior written consent of Smith Barney Inc. There will also be outstanding options to purchase 550,571 shares of Common Stock, of which 143,301 will be exercisable as of August 31, 1996 and the remaining shares will become exercisable from time to time. The shares issuable upon exercise of these options will become eligible for sale in the public market 90 days after completion of this offering pursuant to Rule 701 under the Securities Act. In addition, the Company intends to file a registration statement on Form S-8 under the Securities Act to register shares of Common Stock reserved for issuance pursuant to stock options granted by the Company. Also, outstanding will be warrants to purchase 147,973 shares of Class B Common Stock which is convertible into Common Stock.

     In general, under Rule 144 as currently in effect, beginning 90 days after the conclusion of this offering, a person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least two years, including persons who may be deemed "affiliates" of the Company, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of Common Stock or
(ii) the average weekly trading volume of the Common Stock during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales pursuant to Rule 144 are also subject to certain other requirements relating to manner of sale, notice and availability of current public information about the Company. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the three months immediately preceding a sale of restricted securities is entitled to sell the securities pursuant to Rule 144(k) without regard to the limitations described above, provided that three years has expired since the later of the date on which such restricted shares were first acquired from the Company or from an affiliate of the Company.

     The Commission has proposed certain amendments to Rule 144 that would reduce to one year the holding period required prior to restricted securities becoming eligible for resale in the public market under Rule 144 and reduce to two years the holding period required prior to a person becoming eligible to effect sales under Rule 144(k). This proposal, if adopted, would result in a substantial number of shares of Common Stock becoming eligible for resale in the public markets pursuant to Rule 144 significantly sooner than would otherwise be the case, which could adversely affect the market price for the Common Stock. No assurances can be given concerning whether or when such proposal will be adopted by the Commission.

     As of July 16, 1996, the Company had granted options to purchase 560,713 (of which 10,142 had been exercised) shares of Common Stock to certain officers, directors and employees of the Company pursuant to the Company's stock option plans and an additional 138,529 shares are available for future grant thereunder. As soon as practicable following this offering, the Company intends to file a registration statement under the Securities Act to register shares of Common Stock issuable or previously issued upon the exercise of stock options granted under the Company's stock option plan. Shares issued upon the exercise of stock options after the effective date of such registration statement or previously issued on exercise generally will be available for sale in the open market.

     Rule 701 under the Securities Act provides an exemption from the registration requirements of the Securities Act for offers and sales of securities issued pursuant to certain compensatory benefit plans or written contracts of a company not subject to the reporting requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Securities issued pursuant to Rule 701 are defined as restricted securities for purposes of Rule 144. However, 90 days after the issuer becomes subject to the reporting provisions of the Exchange Act, the Rule 144 resale restrictions, except for the broker's transaction requirement, do not apply to shares acquired pursuant to Rule 701 by non-affiliates. Affiliates are subject to all Rule 144 restrictions after this 90-day period, but without the Rule 144 holding period requirement.

     Because there has been no public market for shares of Common Stock of the Company, the Company is unable to predict the effect that sales made under Rule 144, Rule 701, pursuant to future registration statements, or otherwise, may have on any then prevailing market price for shares of the Common Stock. Nevertheless, sales of a substantial amount of Common Stock in the public market, or the perception that such sales could occur, could adversely affect the market price of the Common Stock. See "Risk Factors -- Shares Eligible for Future Sale" and "-- No Prior Public Market; Possible Volatility of Stock Price."

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in the Underwriting Agreement dated the date hereof, each Underwriter named below has severally agreed to purchase, and the Company and the Selling Stockholders have agreed to sell to such Underwriter, shares of Common Stock which equal the number of shares set forth opposite the name of such Underwriter below.

                                                                                    NUMBER OF
      UNDERWRITER                                                                    SHARES
      -----------                                                                   ---------
Smith Barney Inc. ................................................................
Furman Selz LLC...................................................................
                                                                                    ---------
Total.............................................................................  2,500,000
                                                                                    =========

     The Underwriters are obligated to take and pay for all shares of Common Stock offered hereby (other than those covered by the over-allotment option described below) if any such shares are taken.

     The Underwriters, for whom Smith Barney Inc. and Furman Selz LLC are acting as Representatives, propose initially to offer part of the shares of Common Stock directly to the public at the public offering price set forth on the cover page hereof and part to certain dealers at a price that represents a concession
not in excess of $     per share under the public offering price. The
Underwriters may allow, and such dealers may reallow, a concession not in excess
of $     per share to other Underwriters or to certain other dealers. After the initial public offering, the public offering price and such concessions may be changed by the Underwriters. The Representatives have informed the Company that the Underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority.

     The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 375,000 additional shares of Common Stock at the public offering price set forth on the cover page hereof less underwriting discounts and commissions. The Underwriters may exercise such option to purchase additional shares solely for the purpose of covering over-allotments, if any, incurred in connection with the sale of the shares offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares as the number set forth next to such Underwriter's name in the preceding table bears to the total number of shares in such table.

     The Company, the Selling Stockholders and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

     The Company, its officers and directors, the Selling Stockholders and all other stockholders, holding in the aggregate all of the Company's currently outstanding equity securities, have agreed that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Smith Barney Inc., offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into, or exercisable or exchangeable for, Common Stock except, in the case of the Company, in certain limited circumstances.

     Prior to this offering, there has been no public market for the Common Stock. Consequently, the initial public offering for the Common Stock has been determined by negotiations between the Company and the Representatives of the Underwriters. Among the factors considered in determining the initial public offering price were the history of, and the prospects for, the Company's business and the industry in which it competes, an assessment of the Company's management, its past and present operations, its past and present earnings and the trend of such earnings, the prospects for earnings of the Company, the present state of the Company's development, the general condition of the securities market at the time of the offering and the market prices and earnings of similar securities of comparable companies at the time of the offering.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Akin, Gump, Strauss, Hauer & Feld, L.L.P. Certain legal matters will be passed upon for the Underwriters by Dewey Ballantine, New York, New York.

                                    EXPERTS

     The financial statements of MileStone Healthcare Inc. appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, to the extent indicated in their report thereon also appearing elsewhere herein and in the Registration Statement. Such financial statements have been included herein in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement under the Securities Act on Form S-1 (together with all amendments, exhibits and schedules thereto, the "Registration Statement") with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and in each instance reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional office located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office. Such documents may also be obtained through the Web Site maintained by the Commission at http:()(w)ww.sec.gov.

     As a result of this offering, the Company will become subject to the periodic reporting and other informational requirements of the Securities Exchange Act of 1934, as amended. As long as the Company is subject to such periodic reporting and information requirements, it will file with the Commission all Commission reports, proxy statements and other information required thereby, which may be inspected at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates.

                           MILESTONE HEALTHCARE, INC.

                              FINANCIAL STATEMENTS

YEAR ENDED JULY 31, 1994, TEN MONTHS ENDED MAY 31, 1995, AND YEAR ENDED MAY 31,
                                      1996


                                    CONTENTS

Report of Independent Auditors.........................................................   F-2

Audited Financial Statements

Balance Sheets
  Consolidated as of May 31, 1995 and May 31, 1996 (Successor).........................   F-3

Statements of Income

  Combined for the year ended July 31, 1994 (Predecessor) and for the ten months ended
     May 31, 1995 (Predecessor) and consolidated for the year ended May 31, 1996
     (Successor).......................................................................   F-4

Statements of Stockholders' Equity

  Combined for the year ended July 31, 1994 (Predecessor) and for the ten months ended
     May 31, 1995 (Predecessor) and consolidated for the year ended May 31, 1996
     (Successor).......................................................................   F-5

Statements of Cash Flows

  Combined for the year ended July 31, 1994 (Predecessor) and for the ten months ended
     May 31, 1995 (Predecessor) and consolidated for the year ended May 31, 1996
     (Successor).......................................................................   F-6

Notes to Financial Statements..........................................................   F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

Board of Directors
MileStone Healthcare, Inc.

     We have audited the accompanying consolidated balance sheets of MileStone Healthcare, Inc. (the Company) (Successor) as of May 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity, and cash flows for the year ended May 31, 1996, and the combined statements of income, stockholders equity, and cash flows (Predecessor) for the ten months ended May 31, 1995, and the year ended July 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of MileStone Healthcare, Inc. (Successor) at May 31, 1996 and 1995, and the consolidated results of its operations and its cash flows for the year ended May 31, 1996, and the combined results of its operations (Predecessor) for the ten months ended May 31, 1995, and the year ended July 31, 1994, in conformity with generally accepted accounting principles.

                                     ERNST & YOUNG LLP

Dallas, Texas
July 12, 1996,
except for Note 15, as to which the date is July 26, 1996

                           MILESTONE HEALTHCARE, INC.

                                 BALANCE SHEETS

                                                                              MAY 31
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
                                                                    (SUCCESSOR)     (SUCCESSOR)
ASSETS (NOTE 3)
Current assets:
  Cash and cash equivalents.......................................  $   909,405     $   503,632
  Accounts receivable, net of allowance for doubtful accounts of
     $464,138 in 1995 and $935,031 in 1996........................    5,549,881       4,890,544
  Prepaid expenses................................................      122,794         278,926
  Deferred income tax asset (Note 8)..............................      236,106         410,893
                                                                    -----------     -----------
          Total current assets....................................    6,818,186       6,083,995
Investment in joint venture (Note 2)..............................       86,278          61,328
Equipment, net (Note 1)...........................................      286,332         295,513
Other assets (Note 1):
  Goodwill........................................................   15,246,951      14,865,777
  Contracts.......................................................    7,000,000       5,957,143
  Loan origination fees...........................................      274,779         221,051
  Other...........................................................       50,430         126,896
                                                                    -----------     -----------
                                                                     22,572,160      21,170,867
                                                                    -----------     -----------
          Total assets............................................  $29,762,956     $27,611,703
                                                                    ===========     ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................................  $   400,135     $   731,681
  Accrued liabilities (Note 14)...................................    1,251,483       1,822,306
  Accrued interest................................................           --         132,446
  Current maturities of long-term debt (Note 3)...................    4,700,000       1,165,336
  Income taxes payable (Note 8)...................................           --         280,807
                                                                    -----------     -----------
          Total current liabilities...............................    6,351,618       4,132,576
Deferred income taxes payable (Note 8)............................      171,338          99,440
Long-term debt, less current maturities (Note 3)..................    9,000,000       5,826,682
Subordinated debentures (Note 4)..................................    9,000,000      10,550,661
Commitments and contingencies (Notes 7 and 11)
Stockholders' equity (Notes 5, 6 and 15):
  Series A preferred stock, $.001 par value, convertible,
     liquidation
     value $5,000,000:
     Authorized shares -- 5,000,000
     Issued and outstanding shares -- 5,000,000...................    5,000,000       5,000,000
  Series B preferred stock, $.001 par value:
     Authorized shares -- 5,000,000...............................           --              --
  Class A common stock, $.001 par value:
     Authorized shares -- 10,000,000
     Issued and outstanding shares -- 294,000.....................          294             294
  Class B common stock, $.001 par value:
     Authorized shares -- 10,000,000..............................           --              --
  Paid in capital.................................................      239,706         239,706
  Retained earnings...............................................           --       1,762,344
                                                                    -----------     -----------
          Total stockholders' equity..............................    5,240,000       7,002,344
                                                                    -----------     -----------
          Total liabilities and stockholders' equity..............  $29,762,956     $27,611,703
                                                                    ===========     ===========

See accompanying notes.

                           MILESTONE HEALTHCARE, INC.

                              STATEMENTS OF INCOME

                                                                         TEN MONTHS
                                                       YEAR ENDED          ENDED          YEAR ENDED
                                                      JULY 31, 1994     MAY 31, 1995     MAY 31, 1996
                                                      -------------     ------------     ------------
                                                      (PREDECESSOR)     (PREDECESSOR)    (SUCCESSOR)

Net revenues........................................   $ 20,244,901     $ 24,120,768     $30,623,569
Operating expenses:
  Salaries..........................................     13,898,967       15,663,935      17,725,055
  Other operating expenses..........................      3,631,436        3,377,053       4,377,367
  Selling, general and administrative expenses......      1,692,986        2,086,194       1,563,655
  Depreciation......................................        112,894           98,291          98,183
  Amortization......................................        113,154           78,322       1,477,759
                                                        -----------      -----------     -----------
          Total operating expenses..................     19,449,437       21,303,795      25,242,019
                                                        -----------      -----------     -----------
Income from operations..............................        795,464        2,816,973       5,381,550
Interest expense....................................        296,915          135,354       2,423,396
Earnings in equity investment (Note 2)..............       (113,822)         (60,683)         (4,050)
                                                        -----------      -----------     -----------
Income before income taxes..........................        612,371        2,742,302       2,962,204
Income tax expense (Note 8).........................        258,981        1,068,154       1,199,860
                                                        -----------      -----------     -----------
          Net income................................   $    353,390     $  1,674,148     $ 1,762,344
                                                        ===========      ===========     ===========
Net income per common and common equivalent share:
  Primary...........................................                                     $       .40
                                                                                         ===========
  Assuming full dilution............................                                     $       .39
                                                                                         ===========
Weighted average shares outstanding (Note 15).......                                       4,416,233
                                                                                         ===========

See accompanying notes.

                           MILESTONE HEALTHCARE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                                  PREFERRED     COMMON       PAID IN       RETAINED
                                    STOCK        STOCK       CAPITAL       EARNINGS         TOTAL
                                  ----------    -------    -----------    -----------    -----------
Balance at August 1, 1993
  (Predecessor).................  $   75,623    $ 2,000    $        --    $   868,218    $   945,841
  Capital contribution..........          --         --        500,000             --        500,000
  Contribution of income taxes
     (Note 8)...................          --         --        410,363             --        410,363
  Net income....................          --         --             --        353,390        353,390
                                  ----------    -------    -----------    -----------    -----------
Balance at July 31, 1994
  (Predecessor).................      75,623      2,000        910,363      1,221,608      2,209,594
  Capital contribution..........          --         --        486,580             --        486,580
  Contribution of income taxes
     (Note 8)...................          --         --      1,099,225             --      1,099,225
  Net income....................          --         --             --      1,674,148      1,674,148
  Acquisition (Note 1)..........     (75,623)    (2,000)    (2,496,168)    (2,895,756)    (5,469,547)
  Stock issued in connection
     with acquisition (Note
     5).........................   5,000,000        294        239,706             --      5,240,000
                                  ----------    -------    -----------    -----------    -----------
Balance at May 31, 1995
  (Successor)...................   5,000,000        294        239,706             --      5,240,000
  Net income....................          --         --             --      1,762,344      1,762,344
                                  ----------    -------    -----------    -----------    -----------
Balance at May 31, 1996
  (Successor)...................  $5,000,000    $   294    $   239,706    $ 1,762,344    $ 7,002,344
                                  ==========    =======    ===========    ===========    ===========

See accompanying notes.

                           MILESTONE HEALTHCARE, INC.

                            STATEMENTS OF CASH FLOWS

                                                                          TEN MONTHS       YEAR ENDED
                                                         YEAR ENDED          ENDED          MAY 31,
                                                        JULY 1, 1994     MAY 31, 1995         1996
                                                        -------------    -------------    ------------
                                                        (PREDECESSOR)    (PREDECESSOR)    (SUCCESSOR)
OPERATING ACTIVITIES
Net income............................................    $   353,390      $ 1,674,148     $ 1,762,344
Adjustments to reconcile net income to net cash
  provided by operating activities:
  Depreciation........................................        112,894           98,291          98,183
  Amortization........................................        113,154           78,322       1,477,759
  Earnings in equity investment.......................       (113,822)         (60,683)         (4,050)
  Deferred income taxes...............................       (151,382)         (31,071)       (246,685)
  Current income taxes (Note 8).......................        410,363        1,099,225              --
  Deferred interest...................................             --               --       1,550,661
  Changes in operating assets and liabilities:
     Accounts receivable..............................     (1,706,796)      (2,093,017)        659,337
     Prepaid expenses.................................        (59,581)          26,467        (156,132)
     Other assets.....................................        (48,898)          73,165         (76,466)
     Accounts payable and accrued liabilities.........      1,394,524         (274,232)        902,369
     Income taxes payable.............................             --               --         280,807
     Accrued interest.................................             --               --         132,446
                                                          -----------      -----------     -----------
          Net cash provided by operating activities...        303,846          590,615       6,380,573
INVESTING ACTIVITIES
Capital expenditures..................................       (256,227)          (8,758)       (107,364)
Investment in partnership.............................        140,000           81,000          29,000
                                                          -----------      -----------     -----------
          Net cash (used in) provided by investing
            activities................................       (116,227)          72,242         (78,364)
FINANCING ACTIVITIES
Payments on long-term debt............................       (451,572)        (351,971)     (6,707,982)
(Payments to) receipts from HTI/EPIC..................        321,701         (821,182)             --
Cash received at Acquisition..........................             --          883,226              --
                                                          -----------      -----------     -----------
          Net cash used in financing activities.......       (129,871)        (289,927)     (6,707,982)
Net (decrease) increase in cash and cash
  equivalents.........................................         57,748          372,930        (405,773)
Cash and cash equivalents at beginning of period......        478,727          536,475         909,405
                                                          -----------      -----------     -----------
Cash and cash equivalents at end of period............    $   536,475      $   909,405     $   503,632
                                                          ===========      ===========     ===========
SUPPLEMENTAL DISCLOSURES
Cash paid for interest................................    $   124,659      $    71,536     $   740,289
                                                          ===========      ===========     ===========
Cash paid for income taxes............................    $        --      $        --     $ 1,165,788
                                                          ===========      ===========     ===========

See accompanying notes.

                           MILESTONE HEALTHCARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
                             MAY 31, 1996 AND 1995

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Organization and Description of Business

     On May 31, 1995, MHI Acquisition, Inc. (MHI), a newly formed entity, entered into a plan and agreement of reorganization (the Acquisition agreement) with Healthtrust, Inc.-the Hospital Company (HTI) and HTI's wholly-owned subsidiary, Coralstone Management, Inc. (Coralstone). MHI purchased from Coralstone all the stock of MileStone Healthcare, Inc. (MileStone or Company) and MileStone Healthcare Management, Inc. (MHM) for approximately $27,000,000. MHM was simultaneously merged into MileStone. In connection with the Acquisition, MHI issued long-term debt of $13,700,000, subordinated debt of $9,000,000, preferred stock of $5,000,000 and common stock of $240,000. The transaction was accounted for as a purchase. The excess purchase price over net assets acquired was $22,246,951. The fiscal year was changed in connection with the Acquisition. MHI was subsequently merged into MileStone.

     The consolidated financial statements at May 31, 1995, and subsequent include MileStone and its wholly owned subsidiaries (successor). Prior to May 31, 1995, the financial statements include the combined operations of MileStone and MHM (predecessor). All intercompany balances and transactions have been eliminated in consolidation.

     MileStone develops, markets, and manages programs for the delivery of comprehensive medical rehabilitation, skilled nursing, and therapy services in acute-care hospitals. MileStone also provides physical therapy, speech therapy, occupational therapy and other related rehabilitation services under contract for institutions, as well as directly to patients. One of MileStone's subsidiaries has been certified to participate in the Medicare and Medicaid programs. MileStone operates primarily in Texas, Kentucky, Louisiana and Florida.

   Net Revenue

     Contract revenue is recognized as services are performed.

     Net patient service revenue is reported at the estimated net realizable amounts from patients, third-party payors and others for services rendered, including estimated retroactive adjustments under reimbursement agreements with third-party payors. Retroactive adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined.

   Cash and Cash Equivalents

     Certificates of deposit with original maturities of three months or less are considered to be cash equivalents.

   Equipment

     Equipment is stated at cost and depreciated on a straight-line basis over the estimated useful lives (primarily three to seven years). Accumulated depreciation at May 31, 1995 and 1996, was $0 and $98,183, respectively.

   Other Assets

     Goodwill, contracts and loan origination fees are recorded at cost at the date of the related agreement or acquisition and are amortized on a straight-line basis. Goodwill is amortized over 40 years, contracts are amortized primarily over seven years and loan origination fees are amortized over the five-year term of the related debt instruments. Accumulated amortization at May 31, 1996, for goodwill, contracts, and loan origination fees was $381,174, $1,042,857 and $53,728, respectively.

                           MILESTONE HEALTHCARE, INC.

     At each balance sheet date, the Company reviews the carrying value of the goodwill and contracts to determine if facts and circumstances suggest that they may be impaired or that the amortization period may need to be changed. The Company considers external factors relating to each intangible asset, including contract changes, local market developments, national health care trends, and other publicly available information. If these external factors indicate the goodwill or contracts will not be recoverable, the carrying value of the goodwill or contracts will be analyzed and adjusted accordingly. The Company does not believe there are any indicators that would require an adjustment to the carrying value of the goodwill or contracts or their respective remaining useful lives as of May 31, 1996.

  Income Taxes

     The Company accounts for income taxes under the liability method as required by the Financial Accounting Standards Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes."

  Concentration of Credit Risk

     The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. Receivables are generally due within 30 days. Credit losses from customers have been within management's expectations, and management believes that the allowance for doubtful accounts adequately provides for any expected losses. Medicare accounts receivable is 21% and 11% of gross accounts receivable at May 31, 1995 and 1996, respectively.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Charity Care

     The Company provides care without charge or at amounts less than its established rates to patients meeting certain criteria under its charity care policy. Charity care is not reported as revenue. The Company provided charity care of $29,833, $22,326 and $26,191 during 1994, 1995, and 1996, respectively.

  Stock-Based Compensation

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee stock options. Under APB 25, since the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Net Income per Share

     Net income per common stock and common stock equivalent for 1996 was computed by dividing net income by the weighted average number of shares of common stock and common stock equivalents outstanding during the year. The convertible preferred stock has been considered to be the equivalent of common stock. The number of shares issuable on conversion of preferred stock was added to the number of common shares. The number of common shares was also increased by the number of shares issuable on the exercise of warrants and stock options. This increase in the number of common shares was reduced by the number of common shares that are assumed to have been purchased with the proceeds from the exercise of

                           MILESTONE HEALTHCARE, INC.

the warrants and options; those purchases were assumed to have been made at the average price of the common stock.

     Net income per common and common stock equivalent assuming full dilution was determined in the same manner as primary net income per share except that purchases of common stock are assumed to have been made at the year-end price.

     Per share data for 1995 and 1994 is not meaningful due to the change in capital structure at May 31, 1995.

   Significant Customer

     During 1996, general acute care hospitals directly or indirectly owned by Columbia/HCA Healthcare Corporation (Columbia) accounted for approximately 73% of net revenues.

     During 1994 and 1995, general acute care hospitals owned by Columbia and by two separate healthcare systems which were subsequently acquired by Columbia accounted for approximately 51%, and 66% of net revenues, respectively.

2. INVESTMENT IN JOINT VENTURE

     MileStone owns 50% of a joint venture, which provides therapy services in a clinic located in McAllen, Texas. Net income for the year ended July 31, 1994, ten months ended May 31, 1995, and year ended May 31, 1996, is $227,644, $121,366, and $8,100, respectively. Summary financial information regarding financial position as of May 31, 1995, and May 31, 1996, is summarized below:

                                                                       1995         1996
                                                                     --------     --------
    Current assets.................................................  $149,720     $116,557
    Property and equipment, net....................................    29,996       18,609
    Investment in joint venture....................................    45,332       29,600
                                                                     --------     --------
              Total assets.........................................  $225,048     $164,766
                                                                     ========     ========
    Current liabilities............................................  $ 52,477     $ 42,112
    Equity.........................................................   172,571      122,654
                                                                     --------     --------
              Total liabilities and equity.........................  $225,048     $164,766
                                                                     ========     ========

3. LONG-TERM DEBT

     Long-term debt at May 31, 1995 and 1996, consists of the following:

                                                                    1995            1996
                                                                 -----------     ----------
    Term loan with Internationale Nederlanden (U.S.) Capital
      Corporation (ING), interest at London Interbank Offering
      Rate plus 2.5% (8.26% at May 31, 1996); due in quarterly
      installments through May 31, 2000; collateralized by
      substantially all assets.................................  $10,000,000     $6,992,018
    Borrowings under a $5,000,000 revolving loan with ING;
      expires May 31, 2000; interest at prime plus  1/2%;
      collateralized by substantially all assets...............    3,700,000             --
                                                                 -----------     ----------
                                                                  13,700,000      6,992,018
    Less current maturities....................................    4,700,000      1,165,336
                                                                 -----------     ----------
                                                                 $ 9,000,000     $5,826,682
                                                                 ===========     ==========

                           MILESTONE HEALTHCARE, INC.

     The aggregate maturities of long-term debt at May 31, 1996, are as follows:

                1997...........................................    $1,165,336
                1998...........................................     1,553,782
                1999...........................................     1,942,227
                2000...........................................     2,330,673
                                                                   ----------
                                                                   $6,992,018
                                                                   ==========

     The Company is required under the term loan agreement to make a mandatory prepayment within 90 days after the fiscal period-end in an amount equal to 75% of the excess cash flow with respect to such fiscal year, as defined in the agreement. A prepayment of $2,150,000 was made during the year ended May 31, 1996, and $3,200,000 is expected to be paid during the year ended May 31, 1997. The above maturity schedule has not been adjusted for the expected 1997 prepayment because management intends to draw the prepayment amount under the revolving loan.

     Agreements with ING stipulate that MileStone provide certain information and maintain certain financial ratios and minimum earnings levels.

4. SUBORDINATED DEBENTURES

     On May 31, 1995, MileStone issued $9,000,000 of subordinated debentures at a stated interest rate of 16.5%. Interest accrues semi-annually until May 31, 1997, and is added to the principal amount due under the note. Commencing on June 1, 1997, interest is payable quarterly at 11% and the balance of 5.5% is added to the principal amounts due under the note. All unpaid principal and interest amounts are due November 30, 2000. These debentures are subordinate to all of the long-term debt. Unpaid interest added to principal at May 31, 1996, was $1,550,661.

5. STOCKHOLDERS' EQUITY

     On May 31, 1995, MileStone issued 5,000,000 shares of convertible Series A preferred stock for $5,000,000. Each Series A preferred share is convertible into .735 share of Class A common stock at the option of the Series A preferred shareholder or at the closing of a public offering, subject to adjustment as provided in the purchase agreement. The Series A preferred stock has voting rights equal to those of the Class A common stock.

     The Series A preferred stock pays dividends at the discretion of the Board of Directors, but at least equal to any dividends paid to the Class A common stock. In the event of liquidation of the Company, each holder of Series A preferred stock shall be entitled to be paid $1.00 per share, subject to adjustment as provided in the purchase agreement, and all declared but unpaid dividends.

     MileStone also issued 294,000 shares of its Class A common stock to members of management for $240,000 in cash. The Company is required to repurchase this stock at $.82 per share if certain future earnings targets, as defined in the purchase agreement, are not met over the next five years.

     The Class A and Class B common stock rank equally as to dividends and upon liquidation and junior to the Series A and Series B preferred stock. The Class B common stock is nonvoting and convertible to Class A common stock at the option of the holder.

     The Company has 3,675,000 shares of Class A common stock reserved for the conversion of Series A preferred stock, and 699,242 shares reserved for the granting of stock options. Additionally, the Company has 297,973 shares of reserved Class B common stock reserved for issuance upon the exercise of stock purchase warrants.

                           MILESTONE HEALTHCARE, INC.

6. STOCK PURCHASE WARRANT AND STOCK OPTIONS

     In connection with the financing obtained from ING, MileStone issued a stock purchase warrant to purchase 297,973 shares of Class B common stock exercisable at a price of $.82 per share. The warrant expires May 31, 2005.

     The warrant is subject to a put and call agreement. The holders of the warrant have the right, under certain conditions, to cause the Company to repurchase the warrant and any shares of Class B common stock received upon exercise of the warrant at the fair market value of the common stock, as defined in the agreement, less the exercise price of the warrant. Additionally, the Company has the right, after June 30, 2000, to purchase the warrant and any shares of Class B common stock issued upon exercise of the warrant at the fair market value of the common stock, as defined in the agreement, less the exercise price of the warrant plus 10%. The put and call agreement terminates upon the completion of a public offering.

     The 1995 stock option plan (the Plan) authorizes the granting of incentive and nonqualified stock options. The purchase price of the shares under option must be at least 100% of the fair market value of the common stock at date of grant for incentive stock options and is determined by the Board of Directors for nonqualified stock options. The options granted become exercisable over a period determined by the Board of Directors at date of grant and have to be exercised the earlier of ten years from the date of grant or a date determined by the Board of Directors. Following is a summary of information regarding the
Plan:

                                                          SHARES
                                                         RESERVED       NUMBER OF     PRICE PER
                                                       FOR ISSUANCE      OPTIONS        OPTION
                                                       ------------     ---------     ----------
    May 31, 1995.....................................     347,634        351,608        $ .82
      Granted........................................     (97,388)        97,388        $ .82
      Granted........................................    (104,370)       104,370        $4.46
      Lapsed.........................................      11,025        (11,025)       $ .82
                                                         --------        -------      -----------
    May 31, 1996.....................................     156,901        542,341      $.82-$4.46
                                                         ========        =======      ===========
    Exercisable at May 31, 1996......................                     43,951        $ .82
                                                                         =======      ===========

     The options granted on May 31, 1995, in connection with the purchase of MileStone, are exercisable over 5 years based on specified targeted future earnings of the Company.

     Subsequent to May 31, 1996, options to purchase 10,142 shares of Class A common stock at $.82/share were exercised and options to purchase 18,372 shares of Class A common stock were granted at an option price of $4.46/share.

7. COMMITMENTS AND CONTINGENCIES

     MileStone entered into operating leases for office space and equipment. Rent expense of $440,985, $405,695 and $461,487 was recognized during 1994, 1995 and 1996, respectively. Future minimum rental payments under operating leases as of May 31, 1996, are as follows:

        1997............................................................    $306,688
        1998............................................................     184,267
        1999............................................................      42,555
        2000............................................................      11,600
                                                                            --------
        Total future minimum payments...................................    $545,110
                                                                            ========

                           MILESTONE HEALTHCARE, INC.

     A significant number of MileStone's management contracts require the Company to refund some or all of its fee if Medicare reimbursement to the client hospital is disallowed for a patient treated in a program managed by the Company or if the fee paid to MileStone is disallowed as a reimbursable cost. Management knows of no reimbursements or fees that have been disallowed under the contracts.

8. INCOME TAXES

     The income tax expense (benefit) is as follows:

                                                         1994          1995          1996
                                                       ---------    ----------    ----------
    Current:
      Federal........................................  $ 340,701    $  912,624    $1,190,309
      State..........................................     69,662       186,601       256,236
    Deferred.........................................   (151,382)      (31,071)     (246,685)
                                                       ---------    ----------    ----------
                                                       $ 258,981    $1,068,154    $1,199,860
                                                       =========    ==========    ==========

     A reconciliation between income taxes computed at the federal statutory rate and the Company's expense for income taxes is as follows:

                                                          1994         1995          1996
                                                        --------    ----------    ----------
    Federal income tax at statutory rate..............  $208,206    $  932,383    $1,007,149
    State income taxes................................    29,016       119,676       138,490
    Nondeductible goodwill amortization...............    19,347        10,692        30,806
    Nondeductible meals and entertainment.............     2,412         5,403        22,541
    Other.............................................        --            --           874
                                                        --------    ----------    ----------
                                                        $258,981    $1,068,154    $1,199,860
                                                        ========    ==========    ==========

     Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax liabilities and assets as of May 31, 1995 and 1996, are as follows:

                                                                       1995         1996
                                                                     --------     --------
    Deferred tax liabilities:
      Prepaid expenses.............................................  $     --     $ 73,888
      Amortization of goodwill.....................................    11,463      197,482
      Joint venture................................................    19,747       10,450
      Amortization of contracts....................................   149,320           --
                                                                     --------     --------
              Total deferred tax liabilities.......................   180,530      281,820
    Deferred tax assets:
      Amortization of contracts....................................        --       78,100
      Allowance for doubtful accounts..............................   163,085      359,987
      Accrued liabilities..........................................    61,583      124,794
      Depreciation.................................................    20,630       30,392
                                                                     --------     --------
              Total deferred tax assets............................   245,298      593,273
                                                                     --------     --------
              Net deferred tax assets..............................  $ 64,768     $311,453
                                                                     ========     ========

                           MILESTONE HEALTHCARE, INC.

     During 1994 and 1995, the Company was included in the consolidated tax returns of its parents and no current or deferred income taxes were charged to the Company. The consolidated statements of income for 1994 and 1995 reflect income tax expense calculated as if the Company filed separate income tax returns. Since the taxes were not paid, corresponding amounts are reflected as additions to paid in capital.

9. EMPLOYEE BENEFIT PLANS

     MileStone has a 401(k) benefit plan covering all eligible employees. Employee contributions are voluntary. MileStone matches employee contributions equal to 100% of the employee's contribution up to 3% of the employee's annual salary. MileStone recognized expense of $236,619 for its contributions during 1996.

     Prior to May 31, 1995, EPIC Holdings, Inc. (EPIC) had an ESOP and HTI had a profit sharing plan for eligible employees of MileStone and MHM. Both plans were defined contribution plans. The Company recognized expense of $410,537 and $516,543 during 1994, and 1995, respectively, for contributions to the plans.

10. HEALTH AND DENTAL BENEFIT PLAN

     The Company provides health and dental coverage through participation in a self insured benefit plan (the Plan). The Company has purchased stop-loss coverage in the amounts of $75,000 per employee and an amount based on a formula as defined in the Plan which approximates $1,186,000 in the aggregate for the period ending May 31, 1996. The Plan covered all employees of MileStone during 1996 and a portion of its employees during 1995 and 1994. Health and dental insurance expense under the Plan was $197,581, $558,416, and $894,131 during 1994, 1995, and 1996, respectively.

     Prior to May 31, 1995, EPIC and HTI provided health and dental coverage under a self insured plan for certain MileStone employees. Health and dental insurance expense under this plan was $46,528 and $116,792 during 1994, and 1995, respectively.

11. PROFESSIONAL LIABILITY INSURANCE

     The Company pays fixed premiums for annual professional liability insurance coverage under an occurrence-based policy covering $1,000,000 per individual claim and $3,000,000 for aggregate claims. The Company accrues the expense of its share of asserted and unasserted claims occurring during the year by estimating the probable ultimate cost of any such claim. Such estimates are based on the Company's own claims experience. Company management does not expect any claims to exceed the professional liability coverage limits; accordingly, no accruals for claims have been included in these financial statements. Additionally, there were no claims filed during the year ended May 31, 1996, and the Company is not aware of any unasserted claims or unreported incidents.

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying amounts and fair values of MileStone's financial instruments at May 31, 1995, and 1996, are as follows:

                                                   1995                         1996
                                        --------------------------    -------------------------
                                         CARRYING         FAIR         CARRYING         FAIR
                                          AMOUNT          VALUE         AMOUNT         VALUE
                                        -----------    -----------    -----------    ----------
    Cash and cash equivalents.........  $   909,405    $   909,405    $   503,632    $  503,632
    Long-term debt....................   13,700,000     13,700,000      6,992,018     6,992,018
    Subordinated debentures...........    9,000,000      9,000,000     10,550,661     9,664,175

                           MILESTONE HEALTHCARE, INC.

     The following methods and assumptions were used by MileStone in estimating its fair value disclosures for financial instruments:

          Cash and cash equivalents: The carrying amounts reported in the balance sheet for cash and cash equivalents approximate fair value.

          Long-term debt: Fair values of long-term debt are estimated using MileStone's incremental borrowing rates for similar types of borrowing arrangements.

          Subordinated debentures: Fair values of subordinated debentures are estimated using amounts for current sales of the instrument by the holder.

13. ACCRUED LIABILITIES

     Accrued liabilities at May 31, 1995 and 1996, includes the following:

                                                                     1995           1996
                                                                  ----------     ----------
    Accrued payroll and payroll taxes...........................  $       --     $  644,120
    Accrued bonuses.............................................     346,826        837,345
    Other.......................................................     904,657        340,841
                                                                  ----------     ----------
                                                                  $1,251,483     $1,822,306
                                                                  ==========     ==========

14. ALLOWANCE FOR DOUBTFUL ACCOUNTS

     The allowance for doubtful accounts for the year ended July 31, 1994, ten months ended May 31, 1995 and year ended May 31, 1996, consists of the following:

                                                        1994          1995          1996
                                                      ---------     ---------     ---------
    Balance at beginning of period..................  $ 212,482     $ 496,116     $ 464,138
    Bad debt expense................................   (436,112)     (175,373)     (596,828)
    Write-offs......................................    152,478       207,351       125,935
                                                      ---------     ---------     ---------
    Balance at end of period........................  $ 496,116     $ 464,138     $ 935,031
                                                      =========     =========     =========

15. REVERSE STOCK SPLIT

     In connection with the merger of MHI into Milestone, the Company completed a reverse stock split effective on July 26, 1996. For every share of stock, warrants or stock options of MHI, the holder received .735 shares, warrants or stock options of Milestone. For purposes of determining weighted average common stock and common stock equivalents, this reverse stock split has been retroactively applied to May 31, 1995.

================================================================================

     NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR BY ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITY OTHER THAN THE SHARES OF COMMON STOCK OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCE CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

                             ---------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    6
The Company...........................   10
Use of Proceeds.......................   11
Dividend Policy.......................   11
Capitalization........................   12
Dilution..............................   13
Selected Financial Data...............   14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   15
Business..............................   19
Management............................   28
Certain Transactions..................   33
Principal and Selling Stockholders....   35
Description of Capital Stock..........   37
Shares Eligible for Future Sale.......   40
Underwriting..........................   42
Legal Matters.........................   43
Experts...............................   43
Additional Information................   43
Index to Financial Statements.........  F-1

                             ---------------------

     UNTIL             , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

================================================================================

================================================================================


                                2,500,000 SHARES

                                   MILESTONE
                              H E A L T H C A R E


                                  COMMON STOCK


                                  ------------

                                   PROSPECTUS

                                           , 1996

                                  ------------


                               SMITH BARNEY INC.
                                  FURMAN SELZ



================================================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are set forth in the following table. All of such expenses will be borne by MileStone Healthcare, Inc. (the "Company").

    SEC registration fees......................................................  $11,897
    NASD filing fees...........................................................    3,950
    Nasdaq National Market System application and listing fees.................        *
    Printing and engraving expenses............................................        *
    Legal fees and expenses....................................................        *
    Accounting fees and expenses...............................................        *
    Blue sky fees and expenses.................................................        *
    Transfer agent and registrar fees and expenses.............................        *
    Miscellaneous..............................................................        *
                                                                                 -------
              Total............................................................  $     *
                                                                                 =======

- ---------------

* To be filed by amendment

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company, a Delaware corporation, is empowered by Section 145 of the Delaware General Corporation Law (the "Delaware Act"), subject to the procedures and limitations stated therein, to indemnify certain parties. Section 145 of the Delaware Act provides in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in the defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred. Section 145 provides further that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     The Company's Restated Certificate of Incorporation (the "Certificate") will provide that the Company shall indemnify any and all persons whom it has the power to indemnify under Section 145 of the Delaware Act to the fullest extent permitted under such section, and such indemnity shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person. If claim for indemnification is not paid in full by the Company within sixty

(60) days after a written claim has been received by the Company, the claimant may bring a suit against the Company to recover the unpaid amount, and if successful, the claimant shall be entitled to be paid the expenses in prosecuting such claim.

     The Company's Certificate eliminates the personal liability of the Company's directors to the fullest extent permitted under Section 102(b)(7) of the Delaware Act, as amended. Such section permits a company's certificate of incorporation to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the Delaware Act (which addresses director liability for unlawful payment of a dividend or unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit.

     As set forth below, Article VI of the bylaws of the Company (the "Bylaws") provides for indemnification of directors and officers, and Section 6.3 of the Bylaws provides for the authority to purchase insurance with respect to indemnification of directors and officers.

     Article VI of the Bylaws provides that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Company) by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding to the fullest extent permitted by Delaware law.

     Section 9 of the Underwriting Agreement among the Company, the Underwriters and the Selling Stockholders, a copy of which is filed herein as Exhibit 1, provides for the indemnification by the Company of the Underwriters and each person, if any, who controls any Underwriter against certain liabilities and expenses, as stated therein, which may include liabilities under the Securities Act of 1933, as amended. The Underwriting Agreement also provides that the Underwriters shall similarly indemnify the Company, its directors, officers and controlling persons, as set forth therein.

     The Company intends to apply for a directors and officers insurance policy.

     The Company has adopted provisions in its Bylaws and will adopt provisions in its Restated Certificate of Incorporation which provide for indemnification of its officers and directors to the maximum extent permitted under the Delaware General Corporation Law. In addition, the Company has entered into separate indemnification agreements with each of its directors which may require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors to the maximum extent permitted under the Delaware General Corporation Law, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to establish a trust for the provision of such expenses under certain circumstances.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     On May 31, 1995, in an acquisition of the Company by management and others from an indirectly wholly-owned subsidiary of Columbia/HCA Healthcare, Inc. (the "Acquisition"), the Company issued and sold an aggregate of 5,000,000 shares of its Series A Preferred Stock, par value $.001 per share (the "Series A Preferred"), at a purchase price of $1.00 per share as follows: (i) Morgan Stanley Venture Capital Fund II, L.P. purchased 2,651,335 shares; (ii) Morgan Stanley Venture Capital Fund II, C.V. purchased 660,546 shares; (iii) Morgan Stanley Venture Investors, L.P. purchased 688,119 shares; (iv) Charles L. Allen purchased 535,714 shares; (v) Roy W. Griffitts, Jr. purchased 392,857 shares; and (vi) William A. Brosius purchased 71,429 shares. Also in connection with the Acquisition, on May 31, 1995, the Company sold 294,000 shares of its Common Stock, par value $.001 per share (the "Common Stock"), at a purchase price of

$.82 per share as follows: Charles L. Allen purchased 147,000 shares; (ii) Roy
W. Griffitts, Jr. purchased 79,154 shares; and (iii) William A. Brosius purchased 67,846 shares.

     On May 31, 1995, in connection with the Acquisition, Internationale Nederlanden (U.S.) Capital Corporation ("ING") extended credit to the Company to effect the Acquisition. The credit facility consisted of a revolving loan commitment of up to $5,000,000 and a term loan in the principal amount of $10,000,000. As condition precedent to extending such credit, ING received a warrant by the Company which entitles the holder to purchase up to 297,973 shares of Class B Common Stock, par value $.001 per share, of the Company (the "Class B Common Stock") at an initial exercise price of $.82 per share (the "Exercise Price") until May 31, 2005. The Exercise Price and the securities issuable upon the exercise of each warrant are subject to adjustment from time to time upon the occurrence of certain events as set forth in the related warrant purchase agreement.

     On May 31, 1995, in connection with the Acquisition, the Company issued the Subordinated Indebtedness to Morgan Stanley Venture Capital in the principal amount of $9,000,000 at an annual interest rate of 16.5%.

     The Company has reserved for issuance a total of 699,242 shares of its Common Stock for issuance to employees and directors of and consultants to the Company under the 1995 Stock Option Plan. On May 31, 1995, the Company granted incentive stock options for 351,608 shares of its Common Stock pursuant to the 1995 Stock Option Plan as follows: Charles L. Allen, 175,804 shares; Roy W. Griffitts, Jr., 94,664 shares; and William A. Brosius, 81,140 shares.

     As of July 16, 1996, the Company has granted options to purchase a total of 550,571 shares of Common Stock under the 1995 Stock Option Plan. All of such options have been incentive stock options. On June 30, 1996, William A. Brosius exercised options under the Company's 1995 Stock Option Plan to purchase 10,142 shares of Common Stock at an exercise price of $.82 per share for an aggregate purchase price of $8,279.40.

     Each of the foregoing issuances which occurred in 1995 were exempt from registration under Section 4(2) of the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

     (a) Exhibits

      EXHIBIT
       NUMBER                                      DESCRIPTION
      -------                                      -----------
         1*          -- Form of Underwriting Agreement.

         3.1*        -- Amended and Restated Certificate of Incorporation of the Company.

         3.2*        -- Amended and Restated Bylaws of the Company.

         4.1*        -- Specimen Certificate for shares of Common Stock, $.01 par value, of the Company.

         4.2*        -- Registration Rights Agreement, dated as of May 31, 1995, among MHI and Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley
                        Venture Capital Fund II, C.V., Morgan Stanley Venture Investors,
                        L.P., Charles L. Allen, Roy W. Griffitts, Jr., William A. Brosius,
                        and ING.

         4.3*        -- Stockholders Agreement, dated as of May 31, 1995, among MHI and
                        Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture
                        Capital Fund II, C.V., Morgan Stanley Venture Investors, L.P.,
                        Charles L. Allen, Roy W. Griffitts, Jr. and William A. Brosius.

         4.4*        -- Warrant Purchase Agreement, dated as of May 31, 1995, between MHI and
                        ING.

         4.5*        -- Warrant Certificate, dated May 31, 1995, pursuant to which MHI issued
                        297,973 warrants to ING.

         4.6*        -- Put and Call Agreement, dated as of May 31, 1995, among the Company,
                        MHI, MHI Acquisition Corporation I and ING.

      EXHIBIT
       NUMBER                                      DESCRIPTION
      --------                                     -----------
         4.7*        -- Form of Founder Performance Stock Purchase Agreement dated as of May
                        31, 1995, between: MHI and each of Charles L. Allen, Roy W.
                        Griffitts, Jr., and William A. Brosius.
         4.8*        -- Series A Preferred Stock Purchase Agreement, dated as of May 31,
                        1995, among MHI and Morgan Stanley Venture Capital Fund II, L.P.,
                        Morgan Stanley Venture Capital Fund II, C.V., Morgan Stanley Venture
                        Investors, L.P., Charles L. Allen, Roy W. Griffitts, Jr., and William
                        A. Brosius.
         4.9*        -- Morgan Stanley Letter Agreement, dated May 31, 1995, between Morgan
                        Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Capital
                        Fund II, C.V., Morgan Stanley Venture Investors, L.P., MHI, MHI
                        Acquisition Corporation I, the Company, MileStone Healthcare
                        Management, Inc., Trucare Health Systems, Inc., Trucare
                        Rehabilitation Systems, Inc., and Trucare Physical Therapy Services,
                        Inc., and ING.
         4.10*       -- 1996 Stock Option Plan, including form of Stock Option Agreement.
         4.11*       -- Form of Warrant dated April 30, 1996, issued by each of Morgan
                        Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Capital
                        Fund II C.V. and Morgan Investors, L.P. to each of Alan Gerry and SV
                        Capital Partners, L.P. for purchase shares of Series A Preferred
                        Stock of MHI.
         4.12*       -- Merger Agreement between MHI and the Company dated July 26, 1996.
         5*          -- Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
        10.1*        -- Credit Agreement, dated as of May 31, 1995, among MHI Acquisition
                        Corporation I, the Company and ING.
        10.2*        -- Revolving Note, dated May 31, 1995, executed by MHI Acquisition
                        Corporation I and the Company in favor of ING.
        10.3*        -- Term Note, dated May 31, 1995, executed by MHI Acquisition
                        Corporation I and the Company in favor of ING.
        10.4*        -- Security Agreement, dated as of May 31, 1995, among MHI Acquisition
                        Corporation I, MHI Acquisition Corporation II, the Company, MileStone
                        Healthcare Management, Inc., Trucare Health Systems, Inc., Trucare
                        Rehabilitation Services, Inc., and Trucare Physical Therapy Services,
                        Inc. and ING.
        10.5*        -- Stock and Notes Pledge Agreement, dated as of May 31, 1995, among MHI
                        Acquisition Corporation I, the Company and ING.
        10.6*        -- Assumption Agreement, dated as of June 1, 1995, between the Company and ING.
        10.7*        -- Guaranty, dated as of May 31, 1995, made by MHI in favor of ING.
        10.8*        -- Pledge Agreement, dated as of May 31, 1995, between MHI and ING.
        10.9*        -- Subsidiary Guaranty, dated as of May 31, 1995, made by MHI
                        Acquisition Corporation II, MileStone Healthcare Management, Inc.,
                        Trucare Health Systems, Inc., Trucare Rehabilitation Services, Inc.,
                        and Trucare Physical Therapy Services, Inc. in favor of ING.
        10.10*       -- Subsidiary Pledge Agreement, dated as of May 31, 1995, between
                        Trucare Health Systems, Inc. and Trucare Physical Therapy Services,
                        Inc. and ING.
        10.11*       -- Employment Agreement dated May 31, 1995, between MHI and Charles L.
                        Allen.
        10.12*       -- Employment Agreement dated May 31, 1995, between MHI and Roy W.
                        Griffitts, Jr.

      EXHIBIT
       NUMBER                                      DESCRIPTION
- -------------------- ------------------------------------------------------------------------
        10.13*       -- Employment Agreement dated May 31, 1995, between MHI and William A.
                        Brosius.
        10.14*       -- Form of Indemnification Agreement dated as of May 31, 1995, between
                        MHI and each of Charles L. Allen, Roy W. Griffitts, Jr., William A.
                        Brosius, Scott S. Halsted, and Guy L. de Chazal.
        10.15*       -- Note Purchase Agreement, dated as of May 31, 1995, between MHI and
                        Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture
                        Capital Fund II, C.V., and Morgan Stanley Venture Investors, L.P.
        10.16*       -- Note Purchase and Sale Agreement dated as of May 6, 1996, by and among Morgan Stanley Venture Capital Fund II L.P., Morgan Stanley
                        Venture Capital Fund II C.V. and Morgan Investors, L.P. and Alan
                        Gerry and SV Capital Partners, L.P. and MHI.
        10.17*       -- Senior Subordinated Note Due 2000 dated June 1, 1995, from MHI to
                        Alan Gerry as Holder.
        10.18*       -- Senior Subordinated Note Due 2000 dated June 1, 1995, from MHI to SV
                        Capital Partners, L.P. as Holder.
        10.19*       -- Agreement entered into May 6, 1996 by and among Alan Gerry and SV
                        Capital Partners L.P., as Purchasers, and MHI.
        10.20*       -- Lease of Office Space in The 2501 Cedar Springs Building between 2501
                        Cedar Springs Investors, as Landlord, and the Company, as Tenant,
                        effective May 1, 1992.
        10.21*       -- Lease Agreement dated June 11, 1992, between North Dallas Tower,
                        Ltd., as Landlord, and TruCare Health Systems, Inc., as Tenant.
        21*          -- List of subsidiaries of the Company.
        23.1         -- Consent of Ernst & Young LLP.
        23.2*        -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5 hereto).
        24           -- Power of Attorney (included on signature page of this Registration
                        Statement).
        27           -- Financial Data Schedule.

- ---------------

* To be filed by amendment

     (b) Financial Statement Schedules

     All schedules have been omitted because they are not required, are not applicable or the information is included in the Financial Statements or Notes thereto.

ITEM 17. UNDERTAKINGS

     (a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (b) The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of a registration in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on July 26, 1996.

                                            MILESTONE HEALTHCARE, INC.

                                            By: /s/  CHARLES L. ALLEN
                                               ---------------------------------
                                                     Charles L. Allen,
                                             President, Chief Executive Officer
                                                        and Director

     The undersigned directors and officers of MileStone Healthcare, Inc. hereby constitute and appoint Charles L. Allen and William A. Brosius and each of them, with full power to act without the other and with full power of substitution and resubstitution, our true and lawful attorneys-in-fact with full power to execute in our name and behalf in the capacities indicated below any and all amendments (including post-effective amendments and amendments thereto) to this Registration Statement and any registration statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933 and to file the same, with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission and hereby ratify and confirm all that such attorneys-in-fact, or either of them, or their substitutes shall lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on July 26, 1996.

                    NAME                                             TITLE
                    ----                                             -----
            /s/  CHARLES L. ALLEN                  President, Chief Executive Officer and
- ---------------------------------------------        Director (Principal Executive Officer)
              Charles L. Allen

           /s/  WILLIAM A. BROSIUS                 Chief Financial Officer and Secretary
- ---------------------------------------------        (Principal Financial and Accounting
             William A. Brosius                      Officer)

         /s/  ROY W. GRIFFITTS, JR.                Chief Operating Officer and Director
- ---------------------------------------------
            Roy W. Griffitts, Jr.

            /s/  GUY L. DE CHAZAL                  Director
- ---------------------------------------------
              Guy L. de Chazal

            /s/  SCOTT S. HALSTED                  Director
- ---------------------------------------------
              Scott S. Halsted

                               INDEX TO EXHIBITS

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                             NUMBERED
  NUMBER                                 DESCRIPTION                                   PAGE
 -------                                 -----------                               ------------
    1*     -- Form of Underwriting Agreement.
    3.1*   -- Amended and Restated Certificate of Incorporation of the Company.
    3.2*   -- Amended and Restated Bylaws of the Company.
    4.1*   -- Specimen Certificate for shares of Common Stock, $.01 par value, of the Company.
    4.2*   -- Registration Rights Agreement, dated as of May 31, 1995, among MHI and Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley
              Venture Capital Fund II, C.V., Morgan Stanley Venture Investors,
              L.P., Charles L. Allen, Roy W. Griffitts, Jr., William A. Brosius,
              and ING.
    4.3*   -- Stockholders Agreement, dated as of May 31, 1995, among MHI and
              Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture
              Capital Fund II, C.V., Morgan Stanley Venture Investors, L.P.,
              Charles L. Allen, Roy W. Griffitts, Jr. and William A. Brosius.
    4.4*   -- Warrant Purchase Agreement, dated as of May 31, 1995, between MHI and
              ING.
    4.5*   -- Warrant Certificate, dated May 31, 1995, pursuant to which MHI issued
              297,973 warrants to ING.
    4.6*   -- Put and Call Agreement, dated as of May 31, 1995, among the Company,
              MHI, MHI Acquisition Corporation I and ING.
    4.7*   -- Form of Founder Performance Stock Purchase Agreement dated as of May
              31, 1995, between: MHI and each of Charles L. Allen, Roy W.
              Griffitts, Jr., and William A. Brosius.
    4.8*   -- Series A Preferred Stock Purchase Agreement, dated as of May 31,
              1995, among MHI and Morgan Stanley Venture Capital Fund II, L.P.,
              Morgan Stanley Venture Capital Fund II, C.V., Morgan Stanley Venture
              Investors, L.P., Charles L. Allen, Roy W. Griffitts, Jr., and William
              A. Brosius.
    4.9*   -- Morgan Stanley Letter Agreement, dated May 31, 1995, between Morgan
              Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Capital
              Fund II, C.V., Morgan Stanley Venture Investors, L.P., MHI, MHI
              Acquisition Corporation I, the Company, MileStone Healthcare
              Management, Inc., Trucare Health Systems, Inc., Trucare
              Rehabilitation Systems, Inc., and Trucare Physical Therapy Services,
              Inc., and ING.
    4.10*  -- 1996 Stock Option Plan, including form of Stock Option Agreement.
    4.11*  -- Form of Warrant dated April 30, 1996, issued by each of Morgan
              Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture Capital
              Fund II C.V. and Morgan Investors, L.P. to each of Alan Gerry and SV
              Capital Partners, L.P. for purchase shares of Series A Preferred
              Stock of MHI.
    4.12*  -- Merger Agreement between MHI and the Company dated July 26, 1996.
    5*     -- Opinion and Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P.
   10.1*   -- Credit Agreement, dated as of May 31, 1995, among MHI Acquisition
              Corporation I, the Company and ING.
   10.2*   -- Revolving Note, dated May 31, 1995, executed by MHI Acquisition
              Corporation I and the Company in favor of ING.
   10.3*   -- Term Note, dated May 31, 1995, executed by MHI Acquisition
              Corporation I and the Company in favor of ING.

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                             NUMBERED
  NUMBER                                 DESCRIPTION                                   PAGE
 -------                                 -----------                               ------------
   10.4*   -- Security Agreement, dated as of May 31, 1995, among MHI Acquisition
              Corporation I, MHI Acquisition Corporation II, the Company, MileStone
              Healthcare Management, Inc., Trucare Health Systems, Inc., Trucare
              Rehabilitation Services, Inc., and Trucare Physical Therapy Services,
              Inc. and ING.
   10.5*   -- Stock and Notes Pledge Agreement, dated as of May 31, 1995, among MHI
              Acquisition Corporation I, the Company and ING.
   10.6*   -- Assumption Agreement, dated as of June 1, 1995, between the Company and ING.
   10.7*   -- Guaranty, dated as of May 31, 1995, made by MHI in favor of ING.
   10.8*   -- Pledge Agreement, dated as of May 31, 1995, between MHI and ING.
   10.9*   -- Subsidiary Guaranty, dated as of May 31, 1995, made by MHI
              Acquisition Corporation II, MileStone Healthcare Management, Inc.,
              Trucare Health Systems, Inc., Trucare Rehabilitation Services, Inc.,
              and Trucare Physical Therapy Services, Inc. in favor of ING.
   10.10*  -- Subsidiary Pledge Agreement, dated as of May 31, 1995, between
              Trucare Health Systems, Inc. and Trucare Physical Therapy Services,
              Inc. and ING.
   10.11*  -- Employment Agreement dated May 31, 1995, between MHI and Charles L.
              Allen.
   10.12*  -- Employment Agreement dated May 31, 1995, between MHI and Roy W.
              Griffitts, Jr.
   10.13*  -- Employment Agreement dated May 31, 1995, between MHI and William A.
              Brosius.
   10.14*  -- Form of Indemnification Agreement dated as of May 31, 1995, between
              MHI and each of Charles L. Allen, Roy W. Griffitts, Jr., William A.
              Brosius, Scott S. Halsted, and Guy L. de Chazal.
   10.15*  -- Note Purchase Agreement, dated as of May 31, 1995, between MHI and
              Morgan Stanley Venture Capital Fund II, L.P., Morgan Stanley Venture
              Capital Fund II, C.V., and Morgan Stanley Venture Investors, L.P.
   10.16*  -- Note Purchase and Sale Agreement dated as of May 6, 1996, by and among Morgan Stanley Venture Capital Fund II L.P., Morgan Stanley
              Venture Capital Fund II C.V. and Morgan Investors, L.P. and Alan
              Gerry and SV Capital Partners, L.P. and MHI.
   10.17*  -- Senior Subordinated Note Due 2000 dated June 1, 1995, from MHI to
              Alan Gerry as Holder.
   10.18*  -- Senior Subordinated Note Due 2000 dated June 1, 1995, from MHI to SV
              Capital Partners, L.P. as Holder.
   10.19*  -- Agreement entered into May 6, 1996 by and among Alan Gerry and SV
              Capital Partners L.P., as Purchasers, and MHI.
   10.20*  -- Lease of Office Space in The 2501 Cedar Springs Building between 2501
              Cedar Springs Investors, as Landlord, and the Company, as Tenant,
              effective May 1, 1992.

                                                                                   SEQUENTIALLY
 EXHIBIT                                                                            NUMBERED
  NUMBER                                 DESCRIPTION                                  PAGE
- ---------- -----------------------------------------------------------------------------------
   10.21*  -- Lease Agreement dated June 11, 1992, between North Dallas Tower,
              Ltd., as Landlord, and TruCare Health Systems, Inc., as Tenant.
   21*     -- List of subsidiaries of the Company.
   23.1    -- Consent of Ernst & Young LLP.
   23.2*   -- Consent of Akin, Gump, Strauss, Hauer & Feld, L.L.P. (included in its opinion filed as Exhibit 5 hereto).
   24      -- Power of Attorney (included on signature page of this Registration
              Statement).
   27      -- Financial Data Schedule.

- ---------------

* To be filed by amendment